6/6.

Follow-Up Materials

06014157

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bacardi Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUN 07 2006

THOMSON FINANCIAL

FILE NO. 82- 4998

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/7/06

BACARDI LIMITED

ANNUAL REPORT 2006





BACARDI LIMITED

RECEIVED

2006 JUN -6 P 1:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FACUNDO L. BACARDI
CHAIRMAN OF THE BOARD

RECEIVED
JUN 01 2006
OFFICE OF THE SECRETARY

May 3, 2006

Dear Shareholder:

I am pleased to inform you that at a meeting held on May 3, 2006, the Board of Directors voted to set the annual dividend on Bacardi Limited common shares at $11.92. Accordingly, the Board declared the dividends payable for the remainder of the fiscal year as follows:

Record Date	Payable Date	Rate
April 15, 2006	May 15, 2006	$2.98
July 15, 2006	August 15, 2006	$2.98
October 15, 2006	November 15, 2006	$2.98
January 15, 2007	February 15, 2007	$2.98

This year's dividend represents a 65% increase from last year's annual dividend.

In years past we have normally declared an interim dividend for May. Beginning this year we have made it our policy to smooth out the quarterly dividend payments by making four equal payments in an amount equaling the declared annual dividend.

Yours sincerely,

Facundo L. Bacardi
Chairman of the Board

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HMCX, BERMUDA
TELEPHONE: (441) 298-1050 TELEFAX: (441) 295-4731 E-MAIL: fbacardi@bacardi.com

MARK OF DISTINCTION

The lineage of Bacardi Limited can be traced to 1830, when our founder, Don Facundo Bacardí Massó, left his native Spain for the shores of the colonial port city of Santiago de Cuba. Upon his arrival there, 175 years ago, he worked hard to prove his credentials as a merchant. Then, in 1862, he established the original Bacardi company and simultaneously launched one of the world's great international premium brands, BACARDI.

Bacardi Limited, a global company operating in more than 100 countries, is represented by the Bat Device. The Bat Device, once a symbol of good health, fortune, and family unity, today stands for a vibrant and energetic company of more than 6,000 dedicated employees – employees who in their different capacities shape and mold the development of our premium and super premium brands: BACARDI rum, MARTINI vermouth, DEWAR'S Scotch whisky, BOMBAY SAPPHIRE gin, GREY GOOSE vodka and CAZADORES Blue Agave tequila.

The Company enhanced its reputation of quality and elegance through construction of the three magnificent buildings showcased in this report: the Edificio Bacardi de la Habana, La Galarza Distillery in Mexico and in Bermuda, the Company's headquarters. The Edificio Bacardi de la Habana is a masterpiece of art deco construction that was completed 75 years ago and has been hailed as "...one of the most important examples of art deco ever constructed". The building, crowned with a giant bat on its highest finial, also contained an executive bar where the Company first engaged in experience marketing, through bartenders, to influence the taste of large numbers of American tourists.

La Galarza Distillery in Mexico, established 50 years ago, is the oldest operated BACARDI rum facility in existence. It was here where the yeast isolated by Don Facundo Bacardí Massó from the surrounding sugar cane fields in Santiago was first used outside Cuba to ferment molasses into alcohol. The alcohol was later distilled, filtered, aged and, through the skilled hands of the Master Blender and under the watchful eye of the Bat Device, blended into a masterpiece that can only be called BACARDI rum.

From artistry in architecture to craftsmanship in rum making, the Company has never remained idle in its pursuit of premium character. This year, to celebrate the Company's 40th anniversary in Bermuda, we have embarked on an ambitious effort to transform the Company's headquarters to reflect the elegance that once used to adorn the original building. Our Bermuda building has been upgraded, much like the Company's portfolio, in a modern, classical and premium way.

The Bat Device, like the BACARDI brand it first signified, is a mark of distinction, whose spirit and soul is now allied to a portfolio of international premium brands. The Device is a unifying force, through which all our companies, brands and individuals are united under a single banner of distinction.

BACARDI: "El Ron del Murcielago"

The nymph holding a wine amphora is a relief by Maxfield Parrish (1870-1966) from the *Edificio Bacardi de la Habana* in Cuba.



"Our Company is proud of the work that went into achieving our record operating performance for 2006. Our record sales and net earnings are the result of what we believe is the leading operating model in the spirits industry."

REPORT OF THE CHAIRMAN OF THE BOARD AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Shareholder:

We are pleased to report that Bacardi Limited had another successful year. Our Company is proud of the work that went into achieving our record operating performance for 2006. Our record sales and net earnings are the result of what we believe is the leading operating model in the spirits industry. Our strategy of focusing on our premium portfolio of brands has resulted in Earnings from Operations increasing by 31% to $873 million. This result combined with prudent financial management has resulted in a Net Earnings increase of 50% to a record $658 million. We are pleased to inform you that the Board of Directors increased the annual dividend rate payable on Bacardi Limited common shares from $7.24 to $11.92 per share, an increase of 65%. This results in a two-year annualized growth of 35%.



DIVIDENDS PER SHARE
CAGR 35%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$6.56
$7.24
$11.92
2005
2006
2007

Although the dynamics of the spirits industry and the marketplace are more challenging than ever, we are adapting to meet these challenges. Through leadership, teamwork, commitment, and a significant emphasis on a performance-based culture, we are extending our core business, expanding into new markets, and capitalizing on new opportunities to achieve our overarching goal of sustainable long-term shareholder value creation. Currently we are working to improve revenue growth, particularly in the mature markets of Europe, and are investing for the future in the emerging markets of Russia, India, China and Brazil.

Sales volumes of our core brands were strong compared to last year. The BACARDI rum volume increase was led by BACARDI Carta Blanca, which had a strong performance in the key markets of the United States and Mexico. BACARDI Flavored rum volume reached 2.2 million cases as the expansion into new markets continues. GREY GOOSE vodka comfortably surpassed its budgeted volume and original expectations and was successfully introduced in eighty markets around the world. GREY GOOSE vodka achieved the distinction of being the fastest brand in the United States spirits market to reach over 2 million cases since its original launch date. DEWAR'S Scotch whisky total volume was down 2% and in line with the broader decrease in the whisky category. While the decline is most notable in the mature markets of the United States and Spain, the brand grew strongly in two of its leading markets, Venezuela and the Dominican Republic, and DEWAR'S 12 Year Old continues to achieve strong growth. BOMBAY SAPPHIRE gin grew by 5%, a terrific result following the devastating fire at the bottling plant in October that temporarily disrupted supply in the latter part of the year. MARTINI vermouth volume was down 2%, despite continued strong performance in Russia and central Europe. During the latter part of the year we developed a new global advertising and promotion campaign for the MARTINI brand, including the MARTINI Formula One racing sponsorship, to rejuvenate the

SUMMARY OF FINANCIAL PERFORMANCE

(Expressed in Thousands of U.S. Dollars)

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Sales less excise taxes	**3,600,364**	3,551,430	3,189,982
Gross Profit	**2,360,999**	2,166,343	1,868,116
Selling, General and Administrative Expenses	**1,487,937**	1,498,754	1,302,930
Earnings from Operations	**873,062**	667,589	565,186
Other Expenses	**214,732**	229,244	213,920
Net Earnings	**658,330**	438,345	351,266

SALES VOLUME OF CORE BRANDS BY YEAR
(Thousands of 9 litre cases)



Fiscal 2006
41,914
Fiscal 2005
40,542
Fiscal 2004
38,172
15,000
25,000
35,000
45,000

brand. CAZADORES tequila achieved an overall increase of 7% in volume and took full advantage of a cost reduction in tequila's key ingredient, agave, to enhance profitability. As stated in our strategic vision for the Company, our focus is on our core premium brands. Since the Ready-to-Drink sector is no longer a strategic priority, it is being managed to maximize profits thus resulting in reduced earnings volatility in the overall portfolio.

Setting and achieving challenging financial and operating goals, however, is not the only way we measure our success. Within the organization, we implemented a number of changes to our operating structure and approach in the areas of Human Resources, Operations, Marketing and Travel Retail, in order to better meet our business and strategic goals. Our objective is to build a global Human Resources function, which will enable us to expand and further develop our global talent. In the area of Global Operations, we have combined all the manufacturing and supply chain activities into one unit, optimizing our procurement strategy, setting clearer quality standards, and improving the asset utilization of our distilleries and bottling plants around the world. We have also made an important change in the global Marketing function by centralizing the production of major campaigns and marketing programs, thereby enabling us to present a global image of our core brands. This year we formed a stand-alone business for Global Travel Retail in recognition of its role as the premier shop-window for the development of our premium and super-premium brands.

In the area of corporate governance, we are working towards improving the reporting of financial information, the implementation of a global code of conduct, and the expansion of corporate oversight in all areas of the business. While we are pleased with the quality and depth of our Board, we continuously review matters of Board composition and structure so that we can align our Board's experience and individual perspective to meet the challenges of our industry. With the untimely passing of one of our long-serving directors, Sergio Danguillecourt, and the retirement of our former CEO and Chairman, Ruben Rodriguez, we are putting forth two candidates for the Board with extensive and diverse international experience in the consumer products field with internationally recognized publicly held companies.

One area that is particularly reflective of our image is Social Responsibility. Our commitment to responsible advertising, marketing and use of our products continues to be a fundamental part of our business. The Company is positioned to assume a leading role in this area within the alcoholic beverage industry.

Looking ahead, we expect to build on the strong momentum in our results. Further augmenting our performance in the coming years is our commitment to seize any interesting opportunities that may arise within the spirits industry as well as our expectation that our investments in innovation will have a significant impact on our business. Despite some short-term challenges, we are confident that the strategic changes we have made will further accelerate the growth of long-term value creation.

Finally, we would like to give special recognition to our worldwide employees. Despite the number of organizational changes and the challenges that we face in our industry, the personal commitment and dedication of our employees enabled us to execute our plan and deliver our record results. We thank them, along with our shareholders, for their continued support.

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer

tower of the *Edificio*
acardi de la Habana in
Cuba crowned with a giant
at on its highest finial.





The foyer area of the *Edificio Bacardi de la Habana* in Cuba built in 1930. On the back wall is a plaque dedicated by Enrique Schueg Chassin in 1930 to his brother-in-law Emilio Bacardi Moreau.

The Edificio Bacardi de la Habana first opened its doors in 1930, at a cost of more than U.S. $1.4 million. Last year, we celebrated the 75th anniversary of the building's completion. Constructed under the direction of the fourth Chairman of the Company, Enrique Schueg, the Edificio Bacardi has been hailed as the very best example of art deco ever built.



The front view of the *Edificio Bacardi de la Habana* in Cuba.

Its design was the result of a closed competition between the most important Cuban architects of the time; the project was awarded to architects Esteban Rodríguez Castells, Rafael Fernández Ruenes, and José Ménendez. While the original project featured façades with Renaissance details, what happened next underlines both the desire for modernity and the importance of international influences.

After the contest, the architects traveled to Paris, where they were astounded by the new architecture they found there. After returning to Havana, they completely changed the ornamentation of the building, while retaining its original scale. Using terra cotta ornamentation on the façade and creating an opulent splendor for the interior, which has its own exhibition hall and mezzanine bar decorated with gilded palm trees, they crowned the edifice with a giant bat on its highest finial. At the Company bar, celebrities such as Errol Flynn, Bob Hope, Bing Crosby, Dorothy Lamour, Bill Bendix, champion boxer Kid Chocolate and members of Spain's Royal Family, as well as large numbers of tourists, enjoyed legendary cocktails such as the BACARDI Daiquirí, BACARDI COCKTAIL, BACARDI Mojito and BACARDI & COKE®, "The Original Cuba Libre".

While the Company no longer operates in the building, the expertise of preparing cocktails has been exported throughout the world. It is this knowledge, combined with the premium brands of Bacardi Limited, that enables bartenders to become the Company's foremost ambassadors.



Nude relief by American artist Maxfield Parrish (1870-1966) adorns the façade of the *Edificio Bacardi de la Habana*.





From the lobby area of the *Edificio Bacardi de la Habana* the mezzanine level containing the famous Bacardi bar can be seen. At the bar tourists in large numbers enjoyed BACARDI rum.



Built in 1696, the chapel at *La Galarza Distillery* has been witness to the site's history for more than 300 years.

LA GALARZA DISTILLERY



Front view of the executive house at *La Galarza Distillery.* As in rural parts of England, Belgium and France bats were placed above doorways to ward off misfortune.

The preparation of cocktails begins with the manufacture of BACARDI rum. La Galarza Distillery is the oldest Bacardi distillery in operation. It is located in the small town of Izúcar de Matamoros in Mexico's sugar producing Artecingo Valley, below the serene and mighty peak of the Popocatepetl volcano. Erected half a century ago, La Galarza was the first wholly-owned Bacardi facility constructed outside of Cuba and represents the culmination of the international Company vision of Emilio Bacardí and Enrique Schueg, and the production skills of Facundo Bacardí Massó.



Vaulted ceiling at the executive house at *La Galarza Distillery.* Below these arches and ceilings is a theatre as well as the executive boardroom.

Built on the site of a colonial hacienda dating from the 17th century, for the price of one million pesos, by architect Félix Candela, La Galarza Distillery derives its name from an old colonial family named Galarza, who once owned a sugar mill and hacienda on the site.

For half a century, La Galarza Distillery has been one of the showplaces of industrial Mexico. Photographs give little idea of the true flavor of La Galarza. At one moment our visitors are in the 21st century, and a few steps further on they are surrounded by a row of graceful colonial arches. Later, they might stand in the semi-tropical paradise where flocks of white geese float on an old millstream, and dusk welcomes bats from their day's slumber. Complete with a bat cave below a waterwheel that has turned for centuries,



Side view of the executive house at *La Galarza Distillery.*

La Galarza is a place where the smell of molasses fills the air and envelops your senses amid several of the original buildings that date back to 1693.

As a producer that ages its products for up to 12 years, then blends these products using methods more than a century and a half old, the Bacardi company understands and appreciates age in a way other companies might not. After aging the product, the different rums are blended to create the many expressions of BACARDI – served neat, on the rocks, or mixed by bartenders with other ingredients to create a range of popular cocktails. The Bacardi Master Blender best understands the unique smoothness and unparalleled mixability of BACARDI rum.





Below these ceilings is the fermentation area of La Galarza Distillery. Also in sight are the two distillation towers. The new one to the left is scheduled to increase production by more than 300 percent and is to come
on-line by the time this report is issued.


BACARDI
GOLD
BACARDI
SUPERIOR

Since its early beginnings and starting with the Mojito, BACARDI rum has been mixed to create legendary cocktails in the form of the BACARDI Daiquiri, BACARDI Cuba Libre and BACARDI Piña Colada. Today, the Company boasts an impressive portfolio of premium and super premium brands in the form of MARTINI vermouth, DEWAR'S Scotch whisky, BOMBAY SAPPHIRE gin, GREY GOOSE vodka and CAZADORES Blue Agave tequila that are mixed by bartenders the world over into cocktails that bring enjoyment to legal drinking age consumers.

BACARDI Rum

BACARDI rum put in a solid performance for Fiscal 2006 with positive growth in both volume and direct brand contribution.

Brand growth was achieved by: shifting the marketing mix towards stronger experiential marketing, implementing more innovative on-premise events, and strengthening the brand's premium position through increased pricing and quality.

Performance Drivers

The United States delivered a volume growth rate for BACARDI rum that outpaced that of total distilled spirits, and was achieved despite price increases ahead of inflation by 3.6% .

The United States is a highly attractive market with dramatically improving demographics and positive consumer attitudes towards innovation. A return to economic growth has also assisted premium brands in the distilled spirits industry. And the rum category is one of the fastest growing segments, second only to the vodka category.

BACARDI Carta Blanca continued to capitalize on the success of its marketing initiatives and specifically the opportunity provided by expanded access to broadcast TV media in the United States. Our advertising campaign has provided significant sales volume uplift at levels not seen in many years.

Expanded access to broadcast TV media also provides exposure for our "Drink Responsibly" TV campaign, an initiative that has been a part of the marketing strategy in the United States for a number of years. We continue to place a high priority on promoting responsible and above legal age consumption in all marketing, advertising and promotional activities, and this is particularly important with the approximately 80 million-strong "Echo Boom" generation reaching the legal drinking age from 1997 to 2015. Approximately 18% of the total TV media spend for BACARDI rum is placed on dedicated responsibility commercials in the United States. Print executions and all point of sale materials also include a "Drink Responsibly", "Must be 21" or "Designate a Driver" message.

We leveraged the growth of the flavored rum segment in the United States, which now accounts for over one-third of the total rum volume. The strategic intent is to grow trademark volume by promoting non-traditional rum usage. BACARDI BIG APPLE is now the Number Two flavor behind BACARDI LIMÓN.

In Mexico, results were also positive as we maintained strategic focus on reaffirming the Number One position of BACARDI Carta Blanca. The third phase of the successful "Movimiento" campaign was launched during the year, providing an excellent communication platform across all marketing efforts. Repositioning initiatives for BACARDI Añejo, communicatiing its naturalness and sociability, drove excellent volume results. BACARDI Solera has begun to respond to marketing programs initiated last year as reflected in performance ahead of last year after several years of decline. Importantly, the brand enjoys the highest image in the category and for almost 20 years it has been positioned as a "Celebration" brand. Recent initiatives focus on expanding celebration moments to increase consumption occasions.

BACARDI rum continued to grow in many other markets. In Canada, BACARDI Gold has shown retail volume growth in a category that is trending toward gold rums. BACARDI


MARTINI
MARTINI
MARTINI

rum performed strongly in the extremely price-driven German market despite a significant price increase just prior to the start of the fiscal year. A further increase in the white spirits market in Belgium has offered opportunities for BACARDI Carta Blanca, while our share in the dark rum segment is rapidly increasing due to the excellent performance of BACARDI Reserva. Market share of BACARDI rum in the Netherlands continues to grow and has reached an all time high, with improved performance of BACARDI Carta Blanca and growth in the flavored rums segment due to the successful launches of BACARDI CÓCO and BACARDI RAZZ.

BACARDI Carta Blanca growth momentum continued in India supported by a promotional plan centered on BACARDI & Cola. Concentrated investment and prioritized focus on brand building in Eastern and Central Europe have been very successful in Hungary, Poland, the Baltics, and especially in Russia, where BACARDI rum sales have grown significantly in the past year. In Spain, the boom of international dark rums and the development of white rum private labels in the off-premise market continued to impact white rum consumption and specifically challenged sales of BACARDI Carta Blanca. However, BACARDI LIMÓN continues to grow, expanding distribution into new areas strengthening the image of the BACARDI trademark.

BACARDI rum continues to develop exciting alternate ways to deliver the unique BACARDI image and taste experiences to consumers directly, shifting strategic focus from traditional promotions events to leveraged experiential events. Around the world, experiential marketing campaigns played a greater role in brand communication and in building affinity with our consumers.

Initiatives for Future Growth

During Fiscal 2006, major projects were initiated in support of BACARDI Carta Blanca to further enhance the brand's consumer appeal and premium brand image, and to communicate a globally consistent message of "free-spiritedness." For the first time ever, a global agency for BACARDI Carta Blanca has been appointed.

A global promotional platform called BACARDI B-LIVE was initiated, bringing together the various music-related events under one umbrella. Through BACARDI B-LIVE we can provide consistent messaging with higher levels of efficiency and we will be in a better position to take advantage of global programs such as international sponsorships.

These initiatives will drive a new series of programs, from new packaging design and point of sale materials to new advertising, new media, and new approaches to the BACARDI experience that will position the brand for further growth in the future.

MARTINI Vermouth

In Fiscal 2006, we continued to make further progress in the long-term brand health and image rejuvenation of MARTINI, and ended the year on a high note of expectation with new directional initiatives to instigate a full brand reinvention.

Performance Drivers

Fiscal 2006 has been a challenging but exciting year for MARTINI vermouth. While MARTINI holds an unquestionable category leadership position, the brand continues to face the challenges of a mature category and changing apéritif consumption, and intense competition from private labels and low-priced brands. In this context, MARTINI vermouth has been reshaping its marketing mix to ensure a successful long-term growth strategy.

Finding ways to further develop the brand and the category away from traditional apéritif moments and ways of consumption has been a priority especially in Western Europe, where MARTINI vermouth derives a high proportion of sales and where brand performance has been particularly pressured. In Spain, the new Mini MARTINI format exceeded expectations, supported by the "Mini MARTINI" TV campaign,


Dewar's

and the test launch of the new MARTINI cooling system shows significant additional consumption potential. Both initiatives build new usage occasions and revitalize the product experience. France has been successful in redeveloping the brand in the on-premise with a strong merchandising plan called 'Aperitissimo', aimed at rediscovery of the brand and its taste, style, and 'gioia di vivere', supported by a team of dedicated salesmen. MARTINI vermouth experienced a turnaround of performance in the Netherlands, supported by the successful "Coccatiel" advertising and "MARTINI Mansion" interactive internet platform, and in Germany, thanks to the uniquely successful George Clooney campaign. The "Slam" execution of the George Clooney campaign was awarded the "Edgar Award", the most important consumer award in Germany for advertising. Marketing activities in Italy were focused on quality across the entire mix with an innovative program of experiential marketing.

Sales volume growth continued in Eastern Europe, especially in Russia where the brand has gained a very positive momentum driven by strong, broad scale advertising and promotional campaigns accompanied by tasting programs. MARTINI vermouth has an excellent brand image with a need to retain dynamism and relevance for its now sizeable share of mid-market consumers.

An exciting sponsorship was announced in the last quarter of the fiscal year, receiving extensive press coverage in January and February. The MARTINI brand has returned as a sponsor of Formula One racing in 2006, signing a multi-year deal as an official partner of SCUDERIA FERRARI, one of the most successful teams in the history of the FIA Formula One World Championship. The Formula One sponsorship marks a revival of the brand's more than 40-year association with motor sports, following a hiatus in recent years. This sponsorship provides an opportunity for high profile advertising and an opportunity to communicate a message of responsible drinking, urging consumers not to drink and drive. All activities, collateral, and point of sales material associated with this sponsorship will actively communicate and promote the core message "Please Be Responsible: Don't Drink and Drive."

Major Initiatives

During the past year, the MARTINI brand image has been further enhanced through new advertising and through new product and product experiences.

Campaigns and promotions have an exciting new tone. The new global advertising campaign "Mondo MARTINI" was launched, aimed at creating a more dynamic and less austere brand image. A unique MARTINI sponsored TV program called MARTINI World Circuit has been created to be broadcast in many countries worldwide. Starting in March 2006, the program will leverage the Formula One sponsorship, regaining visibility among consumers. MARTINI vermouth extended its cooperation with brand partners DOLCE & GABBANA® to create a new in-store on-premise environment and merchandising opportunities.

Product innovation contributed to building new usage opportunities and attracting new consumers. The Mini MARTINI format has been well received both for at-home consumption as well as at fashionable on-premise locations. The test launch of the unique MARTINI cooling machine dispensing system has had positive results in enhancing product experience in the on-premise market.

DEWAR'S Scotch Whisky

The strategy for the DEWAR'S Scotch whisky brand portfolio has been to expand into more premium labels under the "House of DEWAR'S" banner, while continuing to drive for market share growth on DEWAR'S WHITE LABEL.

Performance Drivers

In a very challenging market globally for Standard Scotch whisky, we leveraged our strong brand position in core


BOMBAY
SAPPHIRE
Distilled
LONDON
DRY GIN

BOMBAY SAPPHIRE®

markets. Through a strong pricing program at the retail level, we protected our market share in the United States, while offsetting the challenges in the Standard Scotch segment by accomplishing growth in the Deluxe segment with DEWAR'S 12 Year Old. In Spain, we maintained premium price position and market share in a category that saw volumes under significant pressure. We benefited from a recovery in Latin America to sustain volume and value.

In Venezuela, Premium Standard Scotch was the fastest growing segment. DEWAR'S WHITE LABEL managed to substantially strengthen brand image while maintaining premium pricing and growing market share. In the Dominican Republic, DEWAR'S WHITE LABEL continued to be the undisputed leader in its market segment and is showing strong signs of volume recovery. In Greece, DEWAR'S WHITE LABEL successfully defended its market share in the Standard Scotch category as a result of ongoing rejuvenation programs.

DEWAR'S 12 Year Old continued to expand successfully in a wide variety of markets. Numerous "DEWAR'S Masterclass" educational presentations were undertaken in Scotland, the United States, the Middle East and Latin America to promote the development of a consistent global franchise. We are poised to take full advantage of the growth trend in the Premium Scotch category to accelerate DEWAR'S 12 Year Old globally, and especially in Asia, as a key part of the strategy to globalize the "House of DEWAR'S".

Major Initiatives

New packaging for DEWAR'S WHITE LABEL and for DEWAR'S 12 Year Old was launched in the last few months to further enhance the premium quality of the brand. Advertising for DEWAR'S WHITE LABEL saw the development of new executions in Spain and Greece to revitalize the brand. In Greece, a new TV and print campaign was launched as part of rejuvenation program that included intense on-premise activities and experiential marketing initiatives connected to music and cinema. Marketing activity has been focused on building share in traditionally weak regional areas.

The highly popular "Premios Caracter WHITE LABEL" awards promotion was run again in Spain, and exceeded the successful results of last year. In the United States, the dedicated promotional team called "Company 12" continued to lead the sampling and visibility of DEWAR'S 12 Year Old across a wide range of events.

Both DEWAR'S WHITE LABEL and DEWAR'S 12 Year Old received a number of prestigious quality awards from leading industry institutions. The brands were both awarded the Gold Medal from Monde Selection, the oldest and most representative organization in the field of Quality Selections worldwide. At the San Francisco World Spirits Competition and at the International Wine and Spirits Competition, the brands were both awarded Silver Medals.

BOMBAY Gin

BOMBAY SAPPHIRE gin continued to enjoy healthy consumer growth, increasing volume and market share year-on-year.

Performance Drivers

BOMBAY SAPPHIRE is widely accepted by consumers and the trade as the premium gin standard, supported by a globally consistent focus on product quality and brand education.

The United States remains the primary driver of volume and direct contribution for BOMBAY SAPPHIRE. New promotional efforts have been introduced to expand usage beyond martini cocktail consumption. BOMBAY SAPPHIRE continued to sponsor high profile activities throughout the United States at exclusive store openings, museum exhibits, movie premiers, and lounge events. On-premise distribution drives were scheduled to match competitor levels. In Spain, both BOMBAY gin and BOMBAY SAPPHIRE enjoyed consistent volume growth and distribution gains.


GREY GOOSE
DISTILLED AND BOTTLED
FRANCE
IMPORTED

GREY GOOSE

World's Best Tasting Vodka

Major Initiatives

Expansion this year of the Global Brand Ambassador program has ensured that the understanding of the brand's intrinsic values has been increased via conducted brand training sessions, press coverage on TV, radio and print, book signings, tastings and other events.

The brand's thematic link to design has been carried throughout the marketing mix and nowhere more so than in the Travel Retail sector. Global Travel Retail provides a platform to increase the premium image and awareness of BOMBAY SAPPHIRE and to seed local developing and emerging markets. Our Travel Retail programs have been very successful and have been awarded the three most prestigious travel retail marketing awards. Frontier Awards honored the brand with "Best Marketing Campaign of the Year" and "Best Partnership Initiative of the Year" for its partnership with VIRGIN AIRLINES®. VIRGIN AIRLINES® featured BOMBAY SAPPHIRE in all of their first class lounges and included mixologists onboard select plane routes. Duty Free News International awarded the brand "Best Spirits Marketing Campaign."

BOMBAY SAPPHIRE has the advantage of a globally consistent look and feel with premium luxury materials and experiences at all consumer touch points. From the new "Jewel Range" global point of sales designer collection and the global advertising campaign "BOMBAY SAPPHIRE Inspired" to all events communicating the brand's association with design, consumers experience the high quality credentials of BOMBAY SAPPHIRE.

Future opportunities are opening up within developing and emerging markets that continue to grow aggressively at a double-digit rate.

GREY GOOSE Vodka

This marks the first full fiscal year that Bacardi Limited includes GREY GOOSE vodka in its portfolio of premium brands, and strong volume and direct contribution growth have placed the brand well ahead of acquisition expectations.

Performance Drivers

The International vodka category has grown significantly over the last five years, and is now the leading spirits category in terms of growth in the Americas, Europe, and Asia, led by the premium and super-premium variants. Growth is attributed to the strong economic performance of the United States and to recent changes in consumer lifestyle and demographics. This has resulted in a consumer trend toward clear spirits with a mixability appeal and the resurgence of the cocktail culture. With GREY GOOSE vodka in our portfolio of premium brands, we are well positioned to capitalize on these positive global trends.

In the United States, GREY GOOSE enjoys strong consumer demand fueled by consistent communication of the "World's Best Tasting Vodka" platform in brand message, position, and image. The new "Cocktails" print campaign and the new "Bartender" TV campaign, both including dedicated "Drink Responsibly" messaging, firmly establish a GREY GOOSE tone of voice which is confident, assertive and in keeping with its brand leader status. The new advertising has been leveraged such that all aspects of the marketing mix are elevated in quality, including sales promotion materials and event execution. This year, GREY GOOSE sponsored Retief Goosen, the two-time US Open Golf Champion, nicknamed "The Goose." On the promotions side, through participation in innovative quality marketing programs spanning high-end charity events, such as the Entertainment Industry Foundation, and sporting events, such the NISSAN Open PGA Tour golf event, ISAF Team Racing World Championship international yacht race, and the BREEDERS CUP World Thoroughbred championships, GREY GOOSE continued to enhance its super-premium image and to sustain growth momentum.

The brand's success and acceptance outside of the United States continues to be equally as impressive, now


DE AGAVE
ADORES
POSADO

being available in more than 80 countries, when at the time of acquisition it was available in 20 countries. Volume from markets outside of the United States has doubled since acquisition. Most markets outside of the United States have exceeded target volume for the year.

GREY GOOSE continued its impressive growth in Canada, taking leadership in the Canadian super-premium vodka segment. Brand performance has been driven by an on-premise strategy of targeting the top martini cocktail bars, nightclubs, and white tablecloth restaurants across Canada, and participating in special events that reinforce "Synonymous with the Best" brand positioning. Against a backdrop of "Consumed by the Best People, in the Best Places", GREY GOOSE sponsored key special events across Canada, including the Sub-Zero Ice Bar in Montreal, and the ESTÉE LAUDER/Elizabeth Hurley Charity Event in Toronto.

Significant distribution and volume gains were made for GREY GOOSE in Mexico and Puerto Rico following last year's launch, positioning the brand as category leader. The brand continues to enjoy favorable image and appeal in Japan. In the United Kingdom, GREY GOOSE achieved increased distribution in top-end outlets and presence in a number of carefully selected high-profile events linked with charity, art, and fashion.

Growth in international markets has been steady as new markets are added to the distribution network. Across Continental Europe, GREY GOOSE has been selectively introduced in prestigious locations, generating a very positive response, especially in France, Germany and Austria. The geographic expansion of GREY GOOSE presents a long-term volume and value growth opportunity that is a top priority. The Travel Retail market is a key component of global growth, providing a luxury environment to build brand image and awareness in important markets worldwide. Given the importance of Travel Retail to super-premium brands, we continue to provide significant consumer investment to build upon the growth in this area.

In order to sustain long-term growth and development in core markets and developing or emerging markets, it is critical that GREY GOOSE remains consistent and focused in all aspects of the communication of brand image and product credentials. A number of initiatives were undertaken this year to ensure consistency of brand messaging. Education and training materials have been developed and used in the Global Brand Ambassador program and a 'Maitre de Chai' tastings program to fully explain and explore the brand's intrinsic value. The first-ever Global Brand Conference for GREY GOOSE was held in Cognac with more than 40 markets attending. The refurbishment project of the GREY GOOSE Press Center at our production facility in Cognac has begun. The GREY GOOSE Press Center, to be opened next year, will be integral to hosting and training the press and the trade.

GREY GOOSE vodka is the fastest ever spirit to reach 2 million cases in the United States, the world's largest vodka market - an amazing achievement for a super-premium brand. This augurs well for the brand's future global expansion.

CAZADORES Tequila

Tequila remains an exciting and dynamic category, and one in which CAZADORES tequila continues to do well, with strong volume and direct contribution growth.

Performance Drivers

While the category is concentrated in the Americas, there remains a good opportunity for the category globally and we continue to work on the optimum way to explore all avenues of growth.

In the United States, we are concentrating on building the brand in its core markets and unlocking the general market franchise. New packaging has been developed which will help us do this. Additionally, the "Las Chicas CAZADORES" experiential marketing program, an authentic, interactive, and educational program unique in the industry, is aimed at fueling the brand's cross-over efforts.

In Mexico the brand remains healthy. One of our key initiatives is to expand the portfolio of high quality brands, and this year CAZADORES Añejo was launched for the Mexican and U.S. markets. Much of our brand investment was focused on experiential marketing, TV and outdoor campaigns and consumer promotions evolving the CAZADORES image to a more urban one and bringing more value to consumers to reinforce the quality image.

We are also implementing a convergence program with U.S. and Mexican marketing materials to ensure that we build consistency across the well-connected markets that will benefit us in the medium term both in the Americas and internationally.

All told, the brand is healthy and well placed for the future.

MARTINI Sparkling Wines

The MARTINI sparkling wines range achieved volume growth. Asti MARTINI is the key brand in the range, and continues to lead the Asti category. Growth of Asti MARTINI was driven by the stellar performance of the brand in Russia, the United States, Austria and Canada.

In the United States, Asti MARTINI remained the Number One imported sparkling wine and continued to outperform key competitors in terms of growth. The focus is to extend its Number One imported brand position via marketing initiatives that drive new usage occasions, outside of the traditional celebration and holiday season. The brand dominates the Asti segment with over 60% market share.

The remarkable performance in Russia was driven by the strength of the MARTINI brand and by focused sales activity. There remains considerable potential in this market as consumer interest in imported sparkling wines continues to grow. MARTINI Prosecco was introduced in Canada, offering an outstanding mildly sparkling wine. Initial shipments were very encouraging and the brand is poised for strong growth in the upcoming year.

ERISTOFF Vodka

Consumer and category trends are favorable for ERISTOFF vodka, and this is reflected in continued strong volume and value performance of the brand. The challenge now is to build a distinctive brand personality for ERISTOFF that will ensure we can move pricing forward to that of the leading international brands.

In the growing and crowded vodka category in France, ERISTOFF vodka is maintaining its strong leadership position. The brand image is evolving from "good value for money proposition" into a distinctive and competitive brand. In Spain, ERISTOFF vodka is enjoying volume growth driven mainly by the successful national launch of ERISTOFF Black variant, supported by a limited outdoor and radio campaign.

In more mature markets, we are also leveraging our portfolio to develop our flavored vodka business. Simultaneously we have been launching the brand into new high potential markets. Where we have done this, in China for example, we have been extremely successful. A number of new market launches are planned for the upcoming fiscal year.

WILLIAM LAWSON'S Scotch Whisky

WILLIAM LAWSON'S Scotch whisky achieved increased sales volume, driven by strong performance in key Western European markets and expansion activity in new markets.

The brand experienced resurgence in its key market of France with record sales. In Spain, value promotions have been developed in order to defend the increasingly tough Standard Scotch business on the French/Spanish border. In Belgium, WILLIAM LAWSON'S Scotch whisky is growing as well in volume and value, benefiting from improving on-trade distribution and activity in a stable market.

The brand continues to seek opportunities to grow outside of the core markets. In the new Venezuela market, volume growth was significant. The brand provides important critical mass to our business as it is among the top 10 Scotch brands and is the most premium brand in the value Scotch segment.

Bacardi Limited is deeply committed to the responsible marketing, advertising and use of our products. We are steadfastly opposed to the use of our products by underage consumers or any other irresponsible users. Around the world, Bacardi Limited and its subsidiaries support, and are in fact an integral part of, trade and social organizations that combat the problems of alcohol abuse, particularly underage drinking and drunk driving. Much of our focus in these organizations has been on effective self-regulatory codes, education, retailer programs and drunk driving/traffic safety initiatives.


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BEST BAR NONE
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Self-Regulation and Responsibility Codes

As good corporate citizens, we believe that well-constructed self-regulatory codes can be more effective and credible than government regulation and legislation. Self-regulatory codes allow for speedy resolution of issues without compromising legitimate advertising and promotional needs. Our participation in such organizations commits us to adhere to industry codes on the responsible marketing and promoting of our products; to place moderation statements on our consumer advertising; and in many markets to place statements on our products to remind consumers to enjoy our brands responsibly. Of course, we are strong supporters of improving the self-regulatory process, whenever possible.

As founding members of the Distilled Spirits Council of the United States (DISCUS), Bacardi U.S.A. has made significant improvements in the *Code of Responsible Practices for Beverage Alcohol Advertising and Marketing* within the last few years. We have made the Code Review process more transparent, through the issuance of Semi-Annual Reports, increased the demographic reach for media advertising to a minimum 70% of the audience above the legal drinking age, instituted new guidelines regarding demographic data and advertising placements, and further strengthened how we advertise in magazines and on branded apparel, to maintain our objective of directing our advertising to those above the legal drinking age.

In Europe, we are represented on the Board of the European Spirits Organization (CEPS), and are members of the Scotch Whisky Association, as well as the Gin and Vodka Association. We support the guidelines issued by these organizations that cover advertising, promotions, public relations, and sampling programs, and give specific guidelines on avoiding appealing to underage consumers. In the United Kingdom, we support the industry-launched *Social Responsibility Standards for the Production and Sale of Alcoholic Drinks.*

Social Organizations

In order to develop effective social responsibility initiatives, Bacardi Limited's subsidiaries participate in a number of Social Aspect Organizations throughout the world. In Europe, a new organization called the ***European Forum for Responsible Drinking*** has recently been formed and is dedicated to promoting responsible drinking throughout the European Union. In the United Kingdom, we have


HARDCORE DRUNK DRIVING
JUDICIAL GUIDE
A Resource Outlining Judicial Challenges, Effective Strategies and Model Programs
NASJE
The Century Council

the Chairmanship of the *The Portman Group,* and the *Drinkaware Trust* and in France, *Enterprise and Prevention*. In Spain, we are active in *Fundación Alcohol y Sociedad*. In Denmark, *VSOD* was formed to present a positive program on social aspects of drinking. In Mexico, *Fundación de Investigaciones Sociales A.C. (FISAC)* has programs dedicated to fighting underage drinking and drunk driving. In the United States, we have *The Century Council*, co-founded by Bacardi U.S.A. in 1991, and dedicated to fighting underage drinking and drunk driving. In Thailand, we are members of *REACT*, a social aspect organization dedicated to promoting responsible consumption of our products.


LIVE FOR TODAY.
AND TOMORROW.
TAXI
BE RESPONSIBLE. DON'T DRINK AND DRIVE.
MARTINI

Education

In the United States, The Century Council has developed two new programs in the past year. *Ask, Listen, Learn: Kids and Alcohol Don't Mix* was developed in partnership with Nickelodeon and is a new creative, multimedia program for middle school students. Designed by a team of specialist educators and psychologists, the interactive program helps parents have effective conversations about alcohol with their children, using accessible resources that include discussion booklets, public service announcements, and an interactive website.

Ask, Listen, Learn continues The Council's long-standing commitment to American youth following *Ready or Not®: Talking With Kids About Alcohol* in its English, Spanish and Native American versions.

Since underage drinking by girls has not reduced as much as it has by boys, the Council designed *Girl Talk: Choices and Consequences of Underage Drinking* for mothers and their teenage daughters. Designed to address the communication gap, *Girl Talk* features a brochure for mothers and a website, *www.girlsanddrinking.org,* designed to educate mothers about the important role they play in their daughter's decision to drink – or not to drink – alcohol. *Girl Talk* has been featured on NBC's "Today Show" and CNN's "This American Morning," as well as in countless newspapers across the country.

In Italy, we have undertaken an innovative collaboration with the Vatican, to promote messages of drinking in moderation through their literature, which has been made available to 1,300 schools. In the United Kingdom, our advertising and packaging refers users to the *Drinkaware* website, which provides guidelines on daily consumption and on how to enjoy and respect alcohol as part of consumer lifestyles.

In Mexico, we support the *TIPPS Program* of interactive workshops to promote an overall culture of responsibility and moderation with respect to alcohol consumption. Our subsidiary in Mexico has also developed a web page to provide information and reference to the latest news regarding alcohol-related issues.

Retailer Programs

In the United States, the Council recently created the *65% Campaign* to encourage parents to play a more active role in keeping alcohol out of the hands of teens. This campaign is based on recent findings that 65% of youth obtain the alcohol they drink from their family and friends. Since The Council's inception, more than ten million posters, decals, buttons and employee information brochures have been distributed free of charge to retailers and wholesalers nationwide. Bacardi also teamed up with the Council to produce a helpful Tip Card that was distributed at last year's Orange Bowl Football Classic.


COMBATING
HARD
DRIVING

In the United Kingdom, retailers launched the Challenge 21 program to reduce the availability of alcohol for purchase by underage drinkers. Bacardi worked with local police and the City Council Licensing Unit to launch the ***Best Bar None Awards*** in Southampton, an accreditation program for pubs, clubs and bars. We also sponsored a late-night free bus service across the Christmas period in Southampton as part of a city centre transport initiative.

Drunk Driving/Traffic Safety

In Europe, we have created a social responsibility campaign to run alongside the MARTINI sponsorship of the SCUDERIA FERRARI Team, which has been launched for the 2006 racing season. Using the central message, "Please Be Responsible: Don't Drink and Drive," a marketing campaign is available for Grand Prix race days as part of our approach urging spectators to live for today and tomorrow. We will develop further partnership activity over the course of the three-year agreement.

Through our French subsidiary, we have participated in programs through Enterprise and Prevention to reduce the incidence of alcohol-related road accidents among young people, and to eliminate sales of beverage alcohol to minors.

In Germany, we have invested in a Driver's Corner as part of our on-premise promotional activity, which provides free soft drinks for designated drivers at Bacardi events.

The Century Council has played a leadership role in the identification of the hardcore drunk-driver problem and has developed effective means to combat it. In 1997, The Council launched The National Hardcore Drunk Driving Project, a single, comprehensive resource to assist in the development of programs that advocate swift identification, certain punishment and effective treatment to reduce hardcore drunk driving. In June 2004, the Council produced Hardcore Drunk Driving Judicial Guide: A Resource Outlining Judicial Challenges, Effective Strategies and Model Programs. The Guide is a resource for judges and judicial educators to help them address the complexities in their courts of reducing drunk driving, in turn protecting the public from these dangerous offenders.

There are many other examples of our support to combat the problems associated with misuse of our products, and to show how our products should be enjoyed responsibly. These initiatives are of the keenest interest to us.


IT'S A LITTLE KNOWN FACT
THAT OF THE KIDS WHO DRINK, 65%
say they get their alcohol from family and friends. We're doing our part to keep alcohol out of kids' hands.
Here are some tips on what you can do:
1 Talk with Your Child About Alcohol
2 Be a Good Role Model
3 Disapprove of Underage Drinking
4 Reinforce that Underage Drinking Is Against the Law
5 Supervise Your Child Including Their Online Activities
6 Recognize Problem Behavior and Seek Help When Necessary
Let's work together to keep kids alcohol-free. Visit www.centurycouncil.org.
BACARDI.
The Century Council
Bacardi and the bat device are registered trademarks of Bacardi & Company Limited.

A TRIBUTE

This year has seen the retirement of two important individuals who have contributed to the success of the Company. We extend to Ruben Rodriguez and Barbara Johnson and their families every success for the future.



RUBEN RODRIGUEZ: On June 22, 2006, Ruben Rodriguez who is currently a member of the Board of Directors of Bacardi Limited, will retire from the Board. Mr. Rodriguez was appointed Chairman of the Board of Bacardi Limited in June 2000 and served in this capacity until 2005. He was appointed President and Chief Executive Officer of Bacardi Limited in March 2000 and served in this capacity, after a brief hiatus in 2003 and 2004, until the following year.

During his tenure, Mr. Rodriguez oversaw two major acquisitions for the Company. He spearheaded the acquisition for CAZADORES tequila in 2003 and as Chairman oversaw the acquisition of GREY GOOSE vodka in 2004. Before becoming Chairman and Chief Executive Officer, Mr. Rodriguez had been Chief Financial Officer of Bacardi Limited since 1993 and Director of Audit and Finance from 1989 to 1993.

Prior to joining Bacardi Limited, Mr. Rodriguez was Area Controller for Chesebrough-Pond's, Inc. in Latin American, Europe and the Far East. Additionally he was Controller for Bristol-Myers Co. for Australia, Mexico, Brazil and New Zealand. He received his Bachelor of Science degree from the University of Houston and is a Certified Public Accountant and Certified Internal Auditor.

BARBARA JOHNSON: On July 1, 1965, Barbara Johnson embarked on a long career that would take her to her 'retirement' on October 1, 1998. But the Board of Directors was not ready for her to retire completely and convinced her to remain on as Secretary to the Board of Directors. Originally hired as an Executive Secretary, Barbara moved up the ranks of the Company to the position she held before retiring as Vice President and Secretary to the Board of Directors. Barbara Johnson's name has become synonymous with Bacardi, known by all those who have worked and visited the office of Bacardi in Bermuda. Barbara Johnson will also retire on June 22, 2006.



FINANCIAL SECTION

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes over 200 brands and labels of rum, vodka, whisky, gin, vermouth and tequila products among others, most of which are sold on a global basis. Our main Core Brands include BACARDI rum, MARTINI vermouth, DEWAR'S Scotch whisky, BOMBAY gin, GREY GOOSE vodka and CAZADORES tequila. The Company operates in over sixty markets with the principal markets being the United States, Spain, France, the United Kingdom, Mexico, Germany, Italy and Russia. The Company has prioritized its expansion in the emerging markets of India, China and Brazil.

SUMMARY OF FINANCIAL PERFORMANCE

(Expressed in Thousands of U.S. Dollars)

	Fiscal Year 2006 $	Fiscal Year 2005 $	Fiscal Year 2004 $
Sales less excise taxes	**3,600,364**	3,551,430	3,189,982
Gross profit	**2,360,999**	2,166,343	1,868,116
Selling, General and Administrative Expenses	**1,487,937**	1,498,754	1,302,930
Earnings from Operations	**873,062**	667,589	565,186
Other Expenses	**214,732**	229,244	213,920
Net Earnings	**658,330**	438,345	351,266
Cash Flow from Operations	**741,157**	599,372	450,743
Gross Margin	**52%**	48%	45%
Earnings from Operations Margin	**19%**	15%	14%
Effective Tax Rate	**10%**	12%	19%
Total Debt to Total Capital	**45%**	54%	35%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

The following is a review of Bacardi Limited's results of operations and financial condition for the fiscal years ended March 31, 2006 and 2005.

Sales

Bacardi Limited achieved record sales reaching $4.55 billion in fiscal 2006. The focus on our Core Brand portfolio led the growth with continuing global expansion of many of our premium brands. GREY GOOSE vodka continues to outpace original expectations as the Company marked its first full year of sales. During the year, certain agency brand distribution agreements were terminated having a negative impact on sales of $126 million. Fluctuations in foreign exchange rates negatively impacted sales by $32 million in the current year.

BACARDI rum sales, after excise taxes and excluding flavored rums, grew 4% over the prior year as the growth trend continues in the United States and Mexico. MARTINI vermouth sales after excise taxes were 2% below last year reflecting continuing challenges faced in its principal markets in Europe. DEWAR'S Scotch whisky sales after excise taxes resulted in a 4% decrease driven by overall volume decreases in the United States and Spain, although sales for the premium whisky range increased by 13%. BOMBAY gin finished fiscal year 2006 up 6% as the brand continues its stellar market performance overcoming a production shortfall due to a fire at its production facility in the current year. GREY GOOSE vodka, in its first full year as part of the Company, continues to produce double digit growth in its primary market of the United States and has been positively received in new global markets.

BACARDI Flavored rum sales less excise taxes grew by 12% due to new flavor introductions as well as continuing growth in the United States. The impact of the declining ready-to-drink markets continues to diminish as the business is managed to optimize profitability.

Gross Profit

Gross profit for fiscal 2006 reached $2.4 billion, an increase of $195 million from the previous year. The increase in gross profit outpaced the increase in sales due to a more favorable sales mix shifting towards higher margin products as displayed by the increase in gross profit margin to 52% from 48%. A marked decrease in cost of sales of $146 million, mainly resulting from a shift in the product mix as well as certain production efficiencies, also contributed to the improved margins.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses slightly decreased in the current year. Advertising and promotion, which is a main component of this expense, increased by $27 million reflecting reinvestment in new initiatives in support of Core Brands and a reduced focus on ready-to-drink. Selling expenses increased versus the prior year by $24 million due to expanded sales force activity. Administrative expenses included increases in personnel costs from remuneration, headcount and severance costs. The above increases were offset by reductions in other expenses.

Earnings from Operations

Record earnings from operations of $873 million were achieved in fiscal 2006. The positive factors driving this increase are the favorable sales mix impact of the volume increases in the Core Brands as well as the Company's efforts to contain its cost structure.

Other Expenses and Income Taxes

Included in other expenses are net interest expense and various other items. Interest expense for fiscal 2006 increased marginally as compared to fiscal 2005 due to the full year impact of the GREY GOOSE acquisition debt and increasing interest rates on variable interest debt offsetting the positive impact resulting from debt pay downs. Other non-operating expenses decreased to $3 million in the current year from $35 million in the prior year primarily due to the prior year including make whole payments of $37 million on debt refinancing. The provision for income taxes increased by $18 million due to higher pre-tax earnings offset by a reduction in the effective tax rate from 12% to 10%.

Net Income

Fiscal 2006 reported record net income of $658 million, a 50% increase from fiscal 2005.

Liquidity

The strong cash flows generated by operations continue to allow the Company to meet operating needs, prepay debt and distribute earnings. Operations generated cash flows of $741 million, an increase of $142 million from the previous year. This resulted from increased net earnings and a continuing favorable working capital position. Cash used in investing activities is significantly lower than the prior year as the prior year includes the acquisition of GREY GOOSE vodka. The current year includes net acquisitions of property, plant and equipment at a usual level. Cash used in financing activities mainly represents net debt repayments as well as increased dividends. In the prior year cash provided by financing activities included the debt incurred in connection with the GREY GOOSE acquisition.

Long Term Debt

The Company has long-term obligations related to contracts, leases and borrowing facilities that resulted during the course of normal business operations and brand acquisitions. The Company's largest borrowing facility is subject to certain financial covenants. Currently, the most restrictive financial covenant requires that the Company not have debt in excess of a defined multiple of EBITDA. The strength of the Company's cash flows have allowed the continued repayment of these facilities which results in the Company maintaining debt well below the maximum allowed under these facilities. At March 31, 2006 the Company believes that it has complied with all terms of these facilities.

Foreign Currencies

The Company's portfolio of brands generates sales throughout the world in a variety of currencies. Where possible the Company minimizes its risk from changes in foreign currency exchange rates through matching of foreign currency revenues and expenses. The Company utilizes foreign currency forward and option contracts to further reduce the remaining foreign currency exposure risk. To the extent that this foreign currency exposure remains, results from operations will be negatively impacted by a strengthening U.S. Dollar and conversely, positively impacted by a weakening U.S. Dollar.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. U.S. generally accepted accounting principles are acceptable for the Company under Bermuda law. The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most critical accounting policies that require estimates and assumptions and could have a material effect on the results of operation or financial condition relate to intangible assets, employee benefit plans, income taxes and contingencies.

Intangible Assets

The intangible assets recorded in the consolidated financial statements were mainly obtained through acquisitions and represent trademarks and all related rights. Upon acquisition, the assets and liabilities acquired, including the brands, are recorded at fair value with any remaining amounts recorded as goodwill. Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period. Fair value estimates are primarily determined through the use of the royalty savings and excess earnings approaches and require subjectivity. As of March 31, 2006, all of the Company's brands are determined to have indefinite useful lives.

Employee Benefit Plans

The Company has a number of different pension and other retirement plans. The cost of benefits earned by the employees by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that include market discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. The assumptions are reviewed on an annual basis.

Income Taxes

Income tax expense is based on income generated and the statutory tax rates of the various tax jurisdictions in which the Company operates. Judgment is required in determining income tax expense as well as evaluating tax positions. Income taxes are recorded using the asset and liability method which requires that current taxes be recognized for the estimated current taxes payable and deferred taxes be recognized for the temporary difference between the tax and accounting bases of assets and liabilities and for the future benefit of the realizable value of losses. Deferred tax liabilities are recorded for certain foreign subsidiaries' undistributed earnings except to the extent that the retained earnings are expected to be indefinitely reinvested as determined by management. Tax reserves are established when it is probable that additional taxes will be paid, are adjusted in light of changing facts and circumstances, and a number of years may elapse before a final resolution is reached. It is the Company's policy to establish adequate reserves for all known probable tax exposures so that the ultimate resolution would not be expected to have a material effect on the Company's financial position or results of operations.

Contingencies

The Company and its subsidiaries are party to various legal claims, actions and complaints which due to their nature involve inherent uncertainties. Management assesses the probability of future loss and records a liability for probable losses.

Management's Report to the Shareholders of Bacardi Limited

The management of Bacardi Limited is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, include amounts based on management's judgment and best estimates. Other financial information presented in this Annual Report is consistent with the data contained in the accompanying financial statements.

It is the Company's policy to establish and maintain a system of internal accounting and administrative controls, to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The system includes a defined organizational structure and appropriate division of responsibilities; established policies and procedures that are communicated throughout the Company; careful selection, training and development of employees; and an internal audit program. Policies and procedures prescribe that all employees are to maintain high standards of proper business practice. The Company strives to maintain an effective system of internal control, reliable financial reporting systems and dependable safeguards against unauthorized acquisition, use or disposition of assets.

The Board of Directors oversees the Company's systems of internal accounting and administrative controls through its Audit Committee, which is comprised of directors independent of management. The Audit Committee meets regularly with representatives of the Company's external auditors, internal auditors, and management, to satisfy themselves that Bacardi Limited's internal control policies are being followed. In addition, the Audit Committee meets regularly with the external and internal auditors to provide a forum for open discussion of any issues.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers, who were given unrestricted access to all financial records and related data and whose report is included in this Annual Report.

Andreas Gembler
President and Chief Executive Officer

Ralph Morera
Senior Vice President Finance and Chief Financial Officer

Hamilton, Bermuda
May 11, 2006

Report of Independent Auditors

To the Shareholders of Bacardi Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bacardi Limited and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

May 11, 2006
Hamilton, Bermuda

Consolidated Statements of Earnings

For the Years Ended March 31, 2006 and 2005

(Expressed in Thousands of U.S. Dollars)

	2006 $	2005 $
SALES	4,553,225	4,543,216
EXCISE TAXES	952,861	991,786
	3,600,364	3,551,430
COST OF SALES	1,239,365	1,385,087
GROSS PROFIT	2,360,999	2,166,343
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,487,937	1,498,754
EARNINGS FROM OPERATIONS	873,062	667,589
OTHER (INCOME) EXPENSES		
Interest income	(4,101)	(2,351)
Interest expense	140,726	139,180
Miscellaneous expense - net	2,836	35,352
	139,461	172,181
EARNINGS BEFORE INCOME TAXES	733,601	495,408
PROVISION FOR INCOME TAXES	75,271	57,063
NET INCOME	658,330	438,345

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of March 31, 2006 and 2005

(Expressed in Thousands of U.S. Dollars, except share and per share amounts)

	March 31, 2006 $	March 31, 2005 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	20,706	17,019
Accounts receivable, less allowance for doubtful accounts of $27,992 in 2006 and $29,269 in 2005	723,645	728,239
Inventories	718,967	778,534
Other current assets	119,040	127,260
	1,582,358	1,651,052
LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS	232,524	209,008
PROPERTY, PLANT AND EQUIPMENT, NET	527,685	528,964
INTANGIBLE ASSETS	5,273,962	5,315,683
	7,616,529	7,704,707
LIABILITIES		
CURRENT LIABILITIES		
Short-term borrowings	243,887	296,860
Accounts payable	219,650	251,448
Accrued liabilities	502,441	562,907
Taxes payable	142,229	146,195
Current portion of long-term debt	249,316	147,583
	1,357,523	1,404,993
LONG-TERM DEBT	2,335,736	2,926,029
OTHER LIABILITIES	502,424	472,340
SERIES 3 PREFERRED SHARES	144,207	154,265
	4,339,890	4,957,627
BMRH Founders' Common Shares	92,467	92,467
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
COMMON SHARES, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
SHARE PREMIUM	957,267	957,267
RETAINED EARNINGS	2,327,342	1,800,653
ACCUMULATED OTHER COMPREHENSIVE LOSS	(133,346)	(136,216)
	3,184,172	2,654,613
	7,616,529	7,704,707

Signed on behalf of the Board



Facundo L. Bacardi, *Chairman of the Board*



Raymond P. Silcock, *Chairman of the Audit Committee*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended March 31, 2006 and 2005

(Expressed in Thousands of U.S. Dollars)

	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
BALANCE AT MARCH 31, 2004	32,909	957,267	1,516,510	(151,864)	2,354,822
Comprehensive income:					
Net income	-	-	438,345	-	438,345
Foreign currency translation adjustments	-	-	-	6,306	6,306
Minimum pension liability adjustments, net of tax of $29	-	-	-	(560)	(560)
Net change in gain on derivative instruments	-	-	-	17,461	17,461
Other	-	-	-	(7,559)	(7,559)
Total comprehensive income					453,993
Dividends declared (Note 19)	-	-	(154,202)	-	(154,202)
BALANCE AT MARCH 31, 2005	32,909	957,267	1,800,653	(136,216)	2,654,613
Comprehensive income:					
Net income	-	-	658,330	-	658,330
Foreign currency translation adjustments	-	-	-	4,418	4,418
Minimum pension liability adjustments, net of tax of $3,543	-	-	-	(5,476)	(5,476)
Net change in gain on derivative instruments	-	-	-	4,694	4,694
Other	-	-	-	(766)	(766)
Total comprehensive income					661,200
Dividends declared (Note 19)	-	-	(131,641)	-	(131,641)
BALANCE AT MARCH 31, 2006	32,909	957,267	2,327,342	(133,346)	3,184,172

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2006 and 2005

(Expressed in Thousands of U.S. Dollars)

	2006 $	2005 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash provided from operations (Note 3)	741,157	599,372
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of GREY GOOSE brand	(10,428)	(2,282,636)
Purchase of property, plant and equipment	(62,473)	(38,632)
Proceeds on disposition of property, plant and equipment	11,359	2,025
Change in other assets	(18,055)	8,911
Change in long-term investments and advances	4,632	20,527
Cash used in investing activities	(74,965)	(2,289,805)
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES		
Dividends paid	(170,188)	(154,202)
Short/long-term debt:		
Borrowings	468,572	4,614,523
Repayments	(958,796)	(2,749,414)
Payment of financing costs	(2,056)	(34,234)
Cash (used in) provided by financing activities	(662,468)	1,676,673
CHANGE IN CASH AND EQUIVALENTS	3,724	(13,760)
CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE	(37)	1,221
CASH AND EQUIVALENTS – BEGINNING OF YEAR	17,019	29,558
CASH AND EQUIVALENTS – END OF YEAR	20,706	17,019
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Interest	135,154	125,679
Income Taxes	82,896	74,252

The accompanying notes are an integral part of these consolidated financial statements.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Bacardi Limited (the "Company"), based in Bermuda, produces, markets and distributes premium spirits, apéritifs and ready-to-drink alcoholic beverages globally. The significant accounting policies of the Company are as follows:

(a) Basis of Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in United States dollars. U.S. generally accepted accounting principles are acceptable for the Company under Bermuda law. The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(c) Foreign Currency Translation

i) Translation of financial statements

The assets and liabilities of subsidiary companies denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated using average exchange rates for the period. The resulting gains and losses are deferred as a separate component of the accumulated other comprehensive loss caption of shareholders' equity and are included in net income only when there is a complete or substantially complete liquidation of an investment.

ii) Translation of foreign currency transactions and balances

Transactions in foreign currencies are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net income.

(d) Cash and Equivalents

Cash and equivalents include cash and short-term deposits with an original maturity of less than three months.

(e) Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, and do not bear interest. The allowance for doubtful accounts represents the best estimate of the amount of probable credit losses.

(f) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using either the average cost or first-in, first-out method. In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

(g) Investments

The equity method of accounting is used for investments where the Company has the ability to exercise significant influence but not control. Other investments are accounted for at cost or fair value depending on the nature of the investment.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(h) Intangible Assets

Brands and other intangible assets which are determined to have indefinite useful lives and goodwill are not amortized. Brands and other intangible assets determined to have definite lives are amortized over their estimated useful lives. Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination, and is tested for impairment annually or more frequently if events or circumstances indicate goodwill may be impaired.

Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period. Fair value estimates are primarily determined through the use of the royalty savings and excess earnings approaches.

(i) Revenue Recognition

Revenues are recognized upon passage of title and risk of loss, which either occurs when the product is delivered to the point of shipment or to the customer. Revenue is stated net of discounts, sales returns and allowances, and certain sales incentives and other similar items. Sales for the years ended March 31, 2006 and 2005 are presented net of $1,071.2 million and $1,108.2 million, respectively, for these items.

(j) Cost of Sales

Cost of sales includes the costs of receiving, producing, inspecting, warehousing, insuring and transporting goods sold during the period.

(k) Shipping and Handling Costs

Costs incurred for shipping and handling to customers are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and were $116.8 million and $120.7 million for the years ended March 31, 2006 and 2005, respectively.

(l) Advertising and Promotion Costs

Advertising and promotion costs are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and are expensed as incurred. Advertising and promotion costs were $690.5 million and $663.1 million for the years ended March 31, 2006 and 2005, respectively.

(m) Long Lived Assets

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows, except for land which is not depreciated:

Buildings	9 to 50 years
Machinery and equipment	3 to 25 years
Furniture and fixtures	3 to 14 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the expected useful life of the leasehold improvement.

Betterments and renewals, which improve and extend the life of an asset, are capitalized. Maintenance and repair costs are expensed as incurred. Upon disposition or retirement of long lived assets, a gain or loss is recognized for the difference between the net sales value and the book value of the assets. Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and from its eventual disposition are less than its carrying amount.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) Employee Benefit Plans

The Company has a number of different pension and other retirement plans, which are designed and managed according to the rules of the various countries in which it operates. The defined benefit pension plans and the non-pension postretirement benefit plans are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively.

The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Because of these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets and obligations will fluctuate as a result of actuarial gains and losses comprising changes in assumptions or experience gains and losses. Plan amendments are typically amortized over the expected average remaining service life of the employees. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. For the non-pension postretirement benefit plans, the excess of the net actuarial gain or loss over 10% of the benefit obligation is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

(o) Derivative Instruments

The Company enters into various forward, swap and option contracts to manage interest rate exposure and limit exposure to fluctuations in foreign currency exchange rates.

At the inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the statements of earnings to offset changes in the fair value of the underlying hedged assets, liabilities or firm commitments. The Company currently has no derivatives designated as fair value hedges. Changes in fair value of derivatives that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive loss until the underlying hedged transactions are recognized in earnings. On an ongoing basis, derivatives used in hedging transactions are assessed to determine if they are "highly effective" in offsetting changes in fair value or cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, changes in fair value of the derivatives are recognized in earnings immediately.

Derivative instruments which do not qualify for hedge accounting are recorded at fair value in the balance sheet with changes in fair value recognized in earnings immediately.

(p) Incentive Plans

The Company, through a wholly owned subsidiary, has a stock-based compensation plan, which is described in Note 13. Awards issued under the plan are accounted for as stock appreciation rights and the amount by which the fair market value, as determined, exceeds the exercise price ("intrinsic value") is recorded as an increase or decrease to earnings over the vesting period.

The Company also has, as described in Note 13, an earnings appreciation rights plan. Compensation expense is recognized in net earnings over the vesting period to the extent that the current unit value exceeds the grant price.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(q) Income Taxes

Income taxes are recorded using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Deferred tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized. When necessary, a valuation allowance is recognized to reduce net deferred tax assets to amounts that management believes are more likely than not to be realized.

Deferred income tax liabilities have been provided on certain foreign subsidiaries' undistributed earnings except to the extent that the retained earnings are considered to be indefinitely reinvested. The amount of unrecognized deferred income tax liability is not material.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which may arise in one or more jurisdictions. It is the Company's policy to establish adequate reserves so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material effect on the Company's financial position or results of operations.

(r) Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current year presentation.

(s) Recent Accounting Pronouncements

(i) Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for the Company on April 1, 2006 and is not expected to have a material impact on the consolidated financial statements.

(ii) Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for the Company on April 1, 2006, and is not expected to have a material impact on the consolidated financial statements.

2. ACQUISITION OF BRAND

On August 5, 2004, the Company acquired the GREY GOOSE brand, a premium vodka brand, all related brand rights, other related assets and certain liabilities for approximately $2.3 billion. The assets and liabilities acquired were recorded at fair value as determined on the acquisition date as follows:

(Thousands of U.S. dollars)	$
Inventories	39,478
Promotional inventory	2,359
Prepaid media	3,401
Property, plant and equipment	11,202
Intangible assets	2,235,520
Production liability	(9,324)
Total purchase price	2,282,636

The intangible assets represent the GREY GOOSE trademark and all related rights, which have determined to have indefinite lives. The results of operations of the GREY GOOSE brand have been included in the consolidated financial statements from the date of acquisition.

As part of the purchase of GREY GOOSE, the Company is obligated to pay up to $300 million of contingent consideration if certain sales volume targets are achieved on a yearly basis through 2014. For the years ended March 31, 2006 and 2005, the Company incurred contingent pay-outs of approximately $17.5 million and $10.4 million, respectively. Payments of this contingent consideration are recorded as an increase to the relevant assets based on their respective fair values.

3. STATEMENTS OF CASH FLOWS

Cash provided from operations is comprised as follows:

	for the year ended March 31,	
	2006	2005
(Thousands of U.S. Dollars)	$	$
Net income	658,330	438,345
Items not affecting cash		
Deferred income taxes	(7,174)	4,917
Equity earnings net of dividends	(8,488)	(4,934)
(Gain)/loss on sale of assets	(3,355)	103
Depreciation and amortization	71,951	83,198
Incentive compensation plans expense	55,232	69,413
Net change in other items related to operations		
Accounts receivable	(3,911)	(2,595)
Inventories	51,226	41,649
Accounts payable	(11,213)	36,098
Accrued liabilities	46,786	9,171
Taxes payable	(50)	(18,806)
Pension liabilities	3,943	27,751
Other current assets	2,418	1,811
Other liabilities	(51,945)	(85,938)
Proceeds from issuance of Long-Term Incentive Plan shares	27,619	1,370
Redemptions of Long-Term Incentive Plan shares	(90,212)	(2,181)
Cash provided from operations	741,157	599,372

4. INVENTORIES

Inventories comprise:

(Thousands of U.S. Dollars)	at March 31, 2006 $	at March 31, 2005 $
Raw materials and supplies	96,718	89,763
Work-in-progress	69,894	78,638
Aging product	283,405	295,120
Finished goods	268,950	315,013
	718,967	778,534

5. LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS

Long-term investments, advances and other assets comprise:

(Thousands of U.S. Dollars)	at March 31, 2006 $	at March 31, 2005 $
Investments at equity	24,865	29,198
Investments at cost	35,217	35,322
Advances	13,272	11,680
Deferred tax assets	53,870	35,367
Prepaid and intangible pension assets	38,814	39,904
Derivative instruments	24,050	19,278
Other assets	42,436	38,259
	232,524	209,008

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises:

	at March 31,			
(Thousands of U.S. Dollars)	Cost $	Accumulated Depreciation & Amortization $	2006 Net $	2005 Net $
Land	57,631	-	57,631	56,866
Buildings	420,381	243,696	176,685	186,016
Machinery, equipment, furniture and fixtures	672,388	464,334	208,054	208,152
Leasehold improvements and other	147,343	62,028	85,315	77,930
	1,297,743	770,058	527,685	528,964

Depreciation and amortization expense on property, plant and equipment for the years ended March 31, 2006 and 2005 amount to $65.1 million and $69.6 million, respectively. Total accumulated depreciation and amortization at March 31, 2005 amounted to $764.5 million.

7. INTANGIBLE ASSETS

Intangible assets comprise:

	at March 31,	
	2006	2005
(Thousands of U.S. Dollars)	$	$
Brands:		
GREY GOOSE	2,263,742	2,245,456
DEWAR'S	1,297,495	1,297,495
Martini & Rossi group	952,040	1,006,870
BOMBAY	360,646	360,646
CAZADORES	127,260	127,207
Other	34,620	34,620
	5,035,803	5,072,294
Other intangible assets – net	22,765	27,995
Goodwill	215,394	215,394
	5,273,962	5,315,683

The brands above resulted from the purchases of each respective brand group and are determined to have indefinite lives. Other intangible assets are comprised of deferred finance charges, which are amortized over the life of the underlying debt.

8. LONG-TERM DEBT

Long-term debt comprises:

	at March 31,	
	2006	2005
(Thousands of U.S. Dollars)	$	$
Syndicated Credit Facility (a)	2,131,681	2,609,452
Private Placement Notes (b)	350,000	350,000
Other (c)	103,371	114,160
	2,585,052	3,073,612
Less: Current portion	249,316	147,583
	2,335,736	2,926,029

(a) On July 27, 2004, the Company entered into a term and revolving credit facilities agreement with a group of financial institutions for the purpose of refinancing existing debt, the acquisition of the GREY GOOSE brand and for general corporate purposes. These facilities bear interest, paid quarterly, at the relevant LIBOR rate plus a margin, which ranges from 0.20% to 0.60%, as determined by the Company's leverage ratio on a quarterly basis and allow for prepayments. These facilities are comprised of the following:

(i) Facility A1 – a €648.1 million ($785.4 million and $840.2 million at March 31, 2006 and 2005, respectively) term loan maturing on July 27, 2009. On January 14, 2005, Facility A1 was converted from a USD based currency facility to a Euro based currency facility. The average interest rates on outstanding balances were 3.05% and 2.64% at March 31, 2006 and 2005, respectively.

(ii) Facility A2 – an amortizing term loan of $1,010 million and $1,450 million at March 31, 2006 and 2005, respectively. Semi-annual principal payments of $100 million are due beginning on March 31, 2006. The remaining principal and accrued interest is due at maturity on July 27, 2009. The average interest rates on outstanding balances were 5.21% and 3.56% at March 31, 2006 and 2005, respectively.

(iii) Facility B – a $1 billion multicurrency revolving credit facility with an outstanding balance of $140.6 million

8. LONG-TERM DEBT *(Continued)*

and $123.3 million at March 31, 2006 and 2005, respectively. This facility matures on July 27, 2009. The Company had borrowings in both U.S. Dollars and Pounds Sterling. The average interest rates on these outstanding balances were 5.00% and 5.01% at March 31, 2006 and 2005, respectively.

(iv) Facility C – a $195.7 million term loan maturing on July 27, 2007. The Company had borrowings in both U.S. Dollars and Pounds Sterling. The average interest rates on these outstanding balances were 5.27% and 3.73% at March 31, 2006 and 2005, respectively.

(b) The Private Placement Notes ("the Notes") consist of notes held by insurance companies as follows:

(i) On March 25, 2004, the Company issued $350 million in Private Placement Notes that pay interest semi-annually. These notes are comprised of two series, Series A Notes amounting to $300 million and Series B Notes amounting to $50 million. The Series A Notes bear interest at 4.42% and mature on March 25, 2011. The Series B Notes bear interest at LIBOR plus 0.65% and mature on March 25, 2014. The average interest rate on the Series B Notes was 5.73% and 4.02% at March 31, 2006 and 2005, respectively. Proceeds from the Notes were utilized to pay existing debt.

(ii) On October 23, 2003, a subsidiary of the Company issued $100 million in Private Placement Notes, which were repaid in full in December 2004. In connection with the prepayment of these Notes a make whole payment of $1.0 million was paid, and is included in miscellaneous expense – net in the accompanying consolidated statement of earnings for the year ended March 31, 2005.

(iii) As part of the refinancing of the purchase of the Martini & Rossi group the Company issued Private Placement Notes, which had an outstanding balance of $155 million ("Series C") and $250 million ("Series D") as of March 31, 2004. The Series C and D Notes were repaid in full in September 2004. In connection with the prepayment of these Notes a make whole payment of $35.9 million was paid, which is included in miscellaneous expense – net in the accompanying consolidated statement of earnings for the year ended March 31, 2005.

(c) Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The agreements bear interest at fixed and floating rates ranging from 2.58% to 9.4% at March 31, 2006.

Debt denominated in foreign currencies totals approximately $974.7 million and $1,023.3 million at March 31, 2006 and 2005, respectively.

Under the terms of the Company's debt agreements, the Company is required to maintain certain financial covenants related to the levels of interest coverage and net debt. In addition, the agreements place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries. The Company believes it is in compliance with all covenants at March 31, 2006.

The following debt repayment schedule sets out the annual principal repayments as per agreements:

(Thousands of U.S. Dollars)		$
for the year ending March 31,	2007	249,316
	2008	419,608
	2009	204,870
	2010	1,361,258
	2011	300,000
	Thereafter	50,000
		2,585,052

9. OTHER LIABILITIES

Other liabilities comprise:

	at March 31,	
	2006	2005
(Thousands of U.S. Dollars)	$	$
Employee benefit liabilities	209,666	205,621
Deferred tax liabilities	98,713	95,293
Other liabilities	194,045	171,426
	502,424	472,340

10. EMPLOYEE BENEFIT PLANS

The Company has a number of different pension and termination indemnity plans, as well as other post-retirement benefit plans in the various countries in which it operates. The majority of benefit obligations and pension plan assets are measured as of December 31 each year.

Defined Benefit Pension Plans

The Company's defined benefit pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement. Information about the funded and unfunded pension plans and termination indemnity plans maintained by certain of the Company's subsidiaries is as follows:

	Funded Pension Plans		Unfunded Pension Plans	
(Thousands of U.S. Dollars)	2006	2005	2006	2005
	$	$	$	$
CHANGE IN PENSION BENEFIT OBLIGATION, FOR THE YEAR ENDED MARCH 31,:				
Present value at beginning of year	356,740	323,282	162,100	154,566
Service cost	12,344	11,350	2,339	2,930
Interest cost	19,592	18,925	7,251	7,695
Employee contributions	1,242	982	-	-
Prior service costs	432	365	274	2,768
Benefits paid	(17,960)	(20,307)	(11,428)	(14,033)
Actuarial loss	31,572	18,311	4,807	1,266
Other	5,145	(1,016)	1,501	2,358
Foreign currency	(11,595)	4,848	(6,074)	4,550
Present value at end of year	397,512	356,740	160,770	162,100
CHANGE IN PENSION PLAN ASSETS, FOR THE YEAR ENDED MARCH 31,:				
Fair value at beginning of year	300,865	260,512	-	-
Actual return on plan assets	36,597	24,047	-	-
Company contributions	22,889	31,757	11,428	14,033
Employee contributions	1,242	982	-	-
Benefits paid	(17,960)	(20,307)	(11,428)	(14,033)
Other	3,168	(85)	-	-
Foreign currency	(10,346)	3,959	-	-
Fair value at end of year	336,455	300,865	-	-

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

(Thousands of U.S. Dollars)	Funded Pension Plans		Unfunded Pension Plans	
	2006	2005	2006	2005
	$	$	$	$
FUNDED STATUS – OVERALL DEFICIT, AT MARCH 31,:	(61,057)	(55,875)	(160,770)	(162,100)
Company contributions after measurement date	1,416	2,415	787	706
Unrecognized transition (asset) obligation	(85)	(229)	889	962
Unrecognized prior service cost	4,842	3,397	7,822	8,892
Unrecognized net loss	72,209	62,801	24,102	21,291
Net amount recognized in the consolidated balance sheets	17,325	12,509	(127,170)	(130,249)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF, AT MARCH 31,:				
Prepaid pension assets	33,997	34,161	-	-
Accrued pension liabilities	(24,746)	(22,885)	(143,734)	(145,561)
Intangible assets	1,522	639	3,295	5,104
Accumulated other comprehensive loss	6,552	594	13,269	10,208
Net amount recognized in the consolidated balance sheets	17,325	12,509	(127,170)	(130,249)
INFORMATION ON THE MINIMUM LIABILITY AND ACCUMULATED BENEFIT OBLIGATION, AT MARCH 31,:				
Increase (decrease) in minimum liability included in other comprehensive loss	5,958	(984)	3,061	1,515
Accumulated benefit obligation	320,978	288,040	142,734	143,263
INFORMATION FOR PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS, AT MARCH 31,:				
Projected benefit obligation	192,145	82,296	160,770	162,100
Accumulated benefit obligation	153,799	69,299	142,734	143,263
Fair value of plan assets	133,600	53,941	-	-
COMPONENTS OF PENSION EXPENSE, FOR THE YEAR ENDED MARCH 31,:				
Service cost	12,344	11,350	2,339	2,930
Interest cost	19,592	18,925	7,251	7,695
Expected return on plan assets	(20,050)	(17,227)	-	-
Amortization of transition (asset) obligation	(145)	(150)	73	73
Amortization of prior service cost	165	(175)	1,351	1,695
Amortization of net loss	2,402	3,232	951	1,072
Other	1,438	(335)	1,093	2,380
Pension Expense	15,746	15,620	13,058	15,845

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

(Thousands of U.S. Dollars)	Funded Pension Plans 2006	Funded Pension Plans 2005	Unfunded Pension Plans 2006	Unfunded Pension Plans 2005
WEIGHTED-AVERAGE ASSUMPTIONS AT THE BEGINNING OF THE YEAR USED TO DETERMINE PENSION EXPENSE				
Discount rate	5.6%	5.9%	5.3%	5.6%
Rate of compensation increase	4.0%	3.9%	3.4%	3.4%
Expected long-term rate of return on plan assets	6.7%	6.6%	-	-
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF PENSION BENEFIT OBLIGATIONS AT THE END OF THE YEAR				
Discount rate	5.2%	5.6%	5.0%	5.3%
Rate of compensation increase	4.0%	4.0%	3.2%	3.4%

To develop the expected long-term rate of return on assets assumption for each plan, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocations of the funds.

The weighted average asset allocation and target allocation by asset category of the pension plan assets are as follows, at March 31,:

Asset Category	Target Allocation	Actual Allocation 2006	Actual Allocation 2005
Equity securities	60%	59%	60%
Debt securities	36%	36%	34%
Other	4%	5%	6%
Total	100%	100%	100%

The investments of the pension funds are diversified across a range of asset classes and are diversified within each asset class. The assets are generally actively managed with the goal of adding some incremental value through security selection and asset allocation.

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Non-Pension Retirement Benefit Plans

Information about the unfunded non-pension retirement benefit plans, which consist mostly of post retirement healthcare benefit plans maintained by certain of the Company's subsidiaries, is as follows:

	2006	2005
(Thousands of U.S. Dollars)	$	$
CHANGE IN NON-PENSION BENEFIT OBLIGATION, FOR THE YEAR ENDED MARCH 31,:		
Present value at beginning	56,054	56,527
Service cost	1,790	1,680
Interest cost	3,342	3,127
Prior service costs	-	1,140
Benefits paid	(2,369)	(1,811)
Actuarial loss (gain)	4,936	(4,704)
Foreign currency	22	95
Present value at end of year	63,775	56,054
FUNDED STATUS – (DEFICIT), AT MARCH 31,:	(63,775)	(56,054)
Company contributions after measurement date	534	580
Unrecognized transition obligation	8,249	9,006
Unrecognized prior service cost	(573)	(561)
Unrecognized net loss	14,379	9,854
Accrued non-pension liabilities recognized in the consolidated balance sheets	(41,186)	(37,175)
COMPONENTS OF NON-PENSION EXPENSE, FOR THE YEAR ENDED MARCH 31,:		
Service cost	1,790	1,680
Interest cost	3,342	3,127
Amortization of transition obligation	765	759
Amortization of prior service cost	12	14
Amortization of net loss	325	276
Other	87	1,963
Non-pension expense	6,321	7,819
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NON-PENSION EXPENSE		
Discount rate	5.7%	6.2%
Medical inflation rate (initial rate / ultimate rate)	10.0%/5.0%	12.0%/5.3%
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF NON-PENSION BENEFIT OBLIGATIONS AT END OF YEAR		
Discount rate	5.5%	5.7%
Medical inflation rate (initial rate / ultimate rate)	9.2%/4.9%	10.0%/5.0%

For fiscal year 2006, the effect of a one percentage point increase or decrease in the assumed medical inflation rate on the non-pension service and interest costs is a $1.2 million increase and a $0.9 million decrease, respectively, and on the benefit obligation, a $11.8 million increase and a $9.2 million decrease, respectively.

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Contribution Plans

Certain of the Company's subsidiaries maintain funded defined contribution pension plans and insured pension plans for which the total expense recognized by the Company is $8.2 million and $6.7 million for the years ended March 31, 2006 and 2005, respectively.

Cash Flows

In fiscal year 2007, the Company expects to contribute approximately $15.3 million to its funded pension plans, $9.6 million in benefit payments for unfunded pension plans, $2.4 million in benefit payments for other unfunded non-pension plans and $8.6 million to funded defined contribution plans.

Estimated future benefit payments under the defined benefit pension plans and the non-pension plans are as follows:

(Thousands of U.S. Dollars)	Funded Pension Plans	Unfunded Pension Plans	Unfunded Non-Pension Plans
Year ending March 31,	$	$	$
2007	13,632	9,625	2,353
2008	13,367	9,715	2,501
2009	15,785	9,846	2,572
2010	14,421	9,990	2,689
2011	16,480	10,069	2,824
2012 – 2016	93,385	52,355	15,950

11. SERIES 3 PREFERRED SHARES

The Series 3 Preferred Shares represent preferred shares of a subsidiary which were issued in connection with the acquisition of the Martini & Rossi group. As provided for under the terms of the shares, during May 2003 the Company elected to call the shares for redemption. The holders of shares with a call value amounting to approximately 119 million Euro exercised their right to postpone the redemption until June 2008, and the remaining shares with a call value amounting to 6 million Euro ($6.9 million) were redeemed in June 2003. As a result of the postponement of a portion of the redemption, the dividend rate increased to 7% through the remainder of the term. Dividend expense for the Series 3 Preferred shares amounted to $10.1 million and $10.5 million for the years ended March 31, 2006 and 2005, respectively, and is included in interest expense in the accompanying consolidated statements of earnings. The Series 3 Preferred Shares are designated as a hedge of the Company's net investment in Euro based subsidiaries. As such, the foreign currency translation gains and losses are recorded in accumulated other comprehensive loss.

12. BMRH FOUNDERS' COMMON SHARES

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a subsidiary of the Company, issued common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. The provisions of these shares entitle the holders to cause BMRH to purchase all or any portion of their shares for a limited period following the occurrence of certain events. The shares are presented as minority interest in the accompanying consolidated balance sheets. Dividend expense for the BMRH Founders' common shares amounted to $4.2 million and $3.8 million for the years ended March 31, 2006 and 2005, respectively, and is included in miscellaneous expense - net in the accompanying consolidated statements of earnings. As of March 31, 2006 and 2005, 580,565 shares are outstanding.

13. INCENTIVE PLANS

Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. Under the terms of the Plan, participants receive stock options in a wholly owned subsidiary, Bacardi Benefit Company Limited ("BBC"); and upon exercise of the option to purchase shares, the participant must hold the shares for a minimum of six months before the shares can be put back for redemption at the fair market value as determined by the pre-set formula. The stock options represent the right to acquire BBC shares, which mirror all of the rights of the Company's common shares except that they have no voting rights. Options are granted on April 1st, vest at the rate of 20% per year and expire on the tenth anniversary from the grant date. The fair value of the BBC shares is determined using a formula that takes into consideration the Company's net earnings, as determined under the terms of the Plan, and the price/earnings multiple for the Company's peer group, adjusted for the difference between the Company's three-year compounded annual growth rate for sales and net earnings versus the peer group's growth in sales and net earnings.

The following table summarizes the activity in options issued under the Plan:

	for the year ended March 31,			
	2006		2005	
	# of options outstanding	Weighted average exercise price	# of options outstanding	Weighted average exercise price
		$		$
Outstanding at beginning of year	336,620	134.33	355,700	134.10
Cancelled	(1,700)	218.00	(7,000)	158.58
Exercised and redeemed	(283,365)	130.03	(12,080)	113.42
Outstanding at end of year	51,555	155.21	336,620	134.33
Exercisable at April 1	51,555	155.21	322,700	130.70

The following table summarizes information about options outstanding at year end:

Stock options expiring April 1	# of options Outstanding	# of options Exercisable at April 1, 2006	Exercise price
			$
2007	4,900	4,900	96.50
2008	3,650	3,650	96.50
2009	4,520	4,520	110.00
2010	13,045	13,045	120.00
2010	4,000	4,000	110.00
2011	21,440	21,440	218.00
	51,555	51,555	

At March 31, 2006, the weighted average remaining contractual life of the options outstanding under the Plan is 3.9 years (2005 – 4.40 years).

During fiscal years 2006 and 2005, the Company recognized expense of $12.5 million and $54.4 million, respectively, including both the change in the earned intrinsic value of the outstanding awards and dividends. As of March 31, 2006 and 2005, a liability, representing the earned intrinsic value of these shares, amounting to $20.9 million and

13. INCENTIVE PLANS *(Continued)*

Long-Term Incentive Plan *(Continued)*

$72.6 million, respectively, is included in accrued liabilities in the accompanying consolidated balance sheets. If all units exercisable at April 1, 2006 were to be exercised and subsequently repurchased at the formula-calculated value of Bacardi Benefit Company Limited stock at April 1, 2006, the net cash outflow of the Company would be approximately $20.9 million.

Earnings Appreciation Rights Plan

Effective April 1, 2002, the Company implemented an Earnings Appreciation Rights Plan ("EARP") to compensate key employees with an interest in maximizing the growth of the Company. Awards under the plan are granted on April 1st of each fiscal year to key employees at a unit value based on a multiple of earnings ("grant price"). The awards vest 100% on the third anniversary of their issuance and expire on June 30th of the fifth calendar year following the year in which they were granted. Once vested, awards may be exercised during a 30-day period from June 1st to June 30th in each fiscal year. Upon exercise, award holders are entitled to receive the difference between the grant price and the current unit value of the awards.

The following table summarizes the EARP award activity:

	for the year ended March 31,			
	2006		2005	
	# of awards outstanding	Weighted average exercise price	# of awards outstanding	Weighted average exercise price
		$		$
Outstanding at beginning of year	648,725	120.34	298,275	127.53
Issued	106,900	169.88	487,250	115.33
Cancelled	(30,800)	124.13	(136,800)	118.16
Exercised and redeemed	(20,325)	143.33	-	-
Outstanding at end of year	704,500	127.03	648,725	120.34
Exercisable at April 1	219,275	127.23	90,525	143.33

The following table summarizes information about awards outstanding at year end:

Awards expiring April 1	# of awards outstanding	# of awards exercisable at April 1, 2006	Exercise price
			$
2007	68,775	68,775	143.33
2008	150,500	150,500	119.87
2009	381,925	-	115.33
2010	103,300	-	169.88
	704,500	219,275	

At March 31, 2006, the weighted average remaining contractual life of the EARP awards outstanding is 2.74 years (2005 – 3.48 years).

During the years ended March 31, 2006 and 2005, the Company recognized expense of $42.7 million and $15.1 million, respectively, representing the change in the earned intrinsic value of the outstanding awards which is included in the accompanying consolidated statements of earnings. At March 31, 2006 and 2005, a liability of $57.1 million and $15.1 million, respectively, is recorded for this plan, which represents the earned portion of the intrinsic value of these awards. Of the March 31, 2006 liability, $27.1 million is included in accrued liabilities and $33.3 million

13. INCENTIVE PLANS *(Continued)*

Earnings Appreciation Rights Plan *(Continued)*

is included in other liabilities, and the March 31, 2005 liability is included in other liabilities in the accompanying consolidated balance sheets. If all units exercisable at April 1, 2006 were to be exercised at the April 1, 2006 unit value, the cash outflow of the Company would be approximately $27.1 million.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments are as follows:

(Thousands of U.S. Dollars)	at March 31, 2006		at March 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$	$	$	$
Cash and equivalents	20,706	20,706	17,019	17,019
Accounts receivable	723,645	723,645	728,239	728,239
Short-term borrowings	(243,887)	(243,887)	(296,860)	(296,860)
Accounts payable	(219,650)	(219,650)	(251,448)	(251,448)
Accrued liabilities	(502,441)	(502,441)	(562,907)	(562,907)
Taxes payable	(142,229)	(142,229)	(146,195)	(146,195)
Long-term debt	(2,585,052)	(2,585,052)	(3,073,612)	(3,073,612)
Series 3 Preferred Shares	(144,207)	(161,661)	(154,265)	(176,327)
Foreign currency contracts and options	(2,492)	(2,492)	(402)	(402)
Currency swap	-	-	(8,571)	(8,571)
Interest rate swap agreements	23,845	23,845	19,088	19,088

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of March 31, 2006 or 2005 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

Cash and Equivalents, Accounts Receivable, Short-term borrowings, Accounts Payable, Accrued Liabilities and Taxes Payable

The carrying amounts of cash and equivalents, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and taxes payable approximate their fair values due to the short maturity of these instruments.

Long-Term Debt and Series 3 Preferred Shares

The fair values of long-term debt and Series 3 Preferred Shares were estimated using discounted cash flow analyses based on market rates available to the Company for similar debt with the same remaining maturities.

Foreign Currency Contracts and Options

The fair values of the foreign currency forward contracts and options were estimated using current market prices for similar instruments.

Currency Swap

The fair value of the currency swap was estimated using forward foreign exchange rates as compared to the rates of the swap.

Interest Rate Swap Agreements

The fair value of the interest rate swap agreements was estimated based on counterparty quotations for the instruments.

15. DERIVATIVE INSTRUMENTS

Foreign Currency Contracts

The Company holds foreign currency forward contracts and currency options, which mature at various dates within the following fifteen months, to purchase and sell foreign currencies with a notional amount of $162.3 million and $274.4 million, respectively, at March 31, 2006 (2005 - $234.8 million and $208.5 million, respectively). These instruments do not qualify for hedge accounting treatment and consequently the changes in fair values are immediately recognized in earnings. The net loss recognized on foreign currency contracts for the years ended March 31, 2006 and 2005, is $3.6 million and $6.6 million, respectively, and is included in miscellaneous expense - net in the accompanying consolidated statements of earnings.

Interest Rate Swaps

The Company has interest rate swap agreements designated as cash flow hedges which exchange floating rates on portions of its Syndicated Credit Facility. Current outstanding notional amounts of these contracts are $850 million and €330 million with an average fixed interest rate of 2.96% at March 31, 2006. At March 31, 2005, the notional amounts were $1.25 billion and €330 million with an average fixed interest rate of 2.93%. For fiscal years 2006 and 2005, there has been no ineffectiveness related to these cash flow hedges and all fair value adjustments have been included in accumulated other comprehensive loss.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is comprised of the following:

	at March 31,	
(Thousands of U.S. Dollars)	2006	2005
	$	$
Foreign currency translation	(142,785)	(147,203)
Minimum pension liability, net of taxes of $6,570 and $3,027, respectively	(13,251)	(7,775)
Unrealized gain on cash flow hedges	23,845	19,151
Other	(1,155)	(389)
Accumulated Other Comprehensive Loss	(133,346)	(136,216)

17. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

18. AUTHORIZED SHARE CAPITAL

During May 2003, an amendment to the bye-laws of the Company was approved authorizing the creation, but not the issuance, of two classes of common shares of the Company. Each existing common share of the Company would be designated as a Class A share upon the initial issuance of the Class B shares. The number of Class B shares available for issuance would be limited to a maximum of 30% of the Company's total share capital after the proposed share capital increase has been implemented. Initially, the holders of the Class A shares, voting as a class, would be entitled to elect thirteen members of the Board of Directors and the holders of the Class B shares, voting as a class, would be entitled to elect three members of the Board of Directors.

18. AUTHORIZED SHARE CAPITAL *(Continued)*

On all other matters, the holders of Class A shares would be entitled to ten votes for each share and the holders of Class B shares would be entitled to one vote for each share held. Class A and Class B shares would entitle the holders to an equal right to dividends. During February 2004, the shareholders approved granting the Board of Directors the authority with a two-thirds affirmative vote to issue the shares, but none have been authorized and issued as of March 31, 2006.

19. DIVIDENDS

The Company's bye-laws require the Company to pay aggregate annual cash dividends on its common shares (including for this purpose the Bacardi Corporation, a subsidiary of the Company, preferred shares) equal to a percentage of the Company's total consolidated net earnings for the preceding fiscal year adjusted for certain items as stated in the bye-laws. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares. The Bacardi Corporation Preferred Shares and BMRH Founders' common shares dividends are considered minority interest and are included in other miscellaneous expense – net in the accompanying consolidated statements of earnings.

Dividends are accrued when declared. The first quarter dividend for Fiscal 2007 and 2006 was declared in May 2006 and March 2005, respectively. Accordingly, the amount included in accrued liabilities at March 31, 2006 and 2005 was $0 and $38.6 million, respectively. The dividend for Fiscal 2007, declared in May 2006, amounts to $11.92 per share payable each quarter at a rate of $2.98 per share.

20. INCOME TAXES

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. The operations of the subsidiaries are subject to income taxes at the applicable local rates in the countries where the subsidiaries operate. The provisions for income taxes have been determined on the basis of the taxable income of each individual company or jurisdiction.

Major components of the provision for income taxes are as follows:

	for the year ended March 31,	
(Thousands of U.S. Dollars)	2006	2005
	$	$
Current	82,445	52,146
Deferred	(7,174)	4,917
Total income tax expense	75,271	57,063

The provisions for (benefits from) income taxes computed by applying the local statutory rates to income before taxes, as reconciled to the actual provisions (benefits), are as follows:

	for the year ended March 31,	
(Thousands of U.S. Dollars)	2006	2005
	$	$
Consolidated income taxes at statutory rates	54,389	66,663
Other taxes	15,268	9,468
Changes in tax rates	11,415	(3,084)
Tax effect of non-deductible or non-taxable items	5,219	997
Tax credits on dividend from subsidiary	(5,100)	(3,361)
Net change in liabilities for tax settlements	(1,542)	(19,248)
Other, net	(4,378)	5,628
Consolidated income tax expense	75,271	57,063

20. INCOME TAXES *(Continued)*

The components of the net deferred income tax assets and liabilities are as follows:

	at March 31,	
(Thousands of U.S. Dollars)	2006	2005
	$	$
Deferred tax assets:		
Property, plant and equipment	5,354	7,187
Net operating/capital loss carryforwards	41,482	11,708
Employee benefits	45,760	39,094
Other liabilities	14,499	14,198
Inventories	2,554	8,568
Other	2,146	738
Valuation allowance	(36,941)	(25,563)
Total deferred tax assets	74,854	55,930
Deferred tax liabilities:		
Property, plant and equipment	(25,579)	(25,051)
Trademarks and other intangible assets	(27,820)	(28,644)
Undistributed foreign earnings	(19,371)	(17,105)
Long-term investments	(11,210)	(11,210)
Inventories	(25,287)	(17,005)
Employee benefits	(4,726)	(6,108)
Other current assets	(1,390)	(2,377)
Other	(315)	(6,357)
Total deferred tax liabilities	(115,698)	(113,857)
Net deferred tax liability	(40,844)	(57,927)

The deferred income tax assets and liabilities recognized in the consolidated balance sheets consist of:

	at March 31,	
(Thousands of U.S. Dollars)	2006	2005
	$	$
Current deferred tax assets - net	6,279	6,747
Long-term deferred tax assets - net	53,870	35,367
Current deferred tax liabilities	(2,280)	(4,748)
Long-term deferred tax liabilities	(98,713)	(95,293)
Net deferred tax liability	(40,844)	(57,927)

As of March 31, 2006, the Company had $144.4 million of net operating and capital loss carryforwards available from its subsidiaries to offset future taxable income. Loss carryforwards of $75.2 million must be utilized in the next twenty years, and the remainder can be utilized over an indefinite period. The valuation allowance is for net operating losses and temporary differences in jurisdictions for which the realization of the deferred tax asset does not meet the more likely than not criteria.

21. GUARANTEES AND ENDORSEMENTS

In the ordinary course of business, the Company has provided guarantees on certain liabilities of its joint ventures. As of March 31, 2006, the maximum amount of the guarantees amounted to approximately $20 million that would be payable by the Company in the event of default by the joint venture companies. As of March 31, 2006, the Company has no obligation recorded under these guarantees because no financial loss is expected.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of approximately $183 million at March 31, 2006. The majority of these commitments are settled within twelve months.

22. CONTINGENCIES

Commencing in November 2003, a series of virtually identical class action lawsuits have been filed in the United States against the Company, certain of its subsidiaries, and many other spirits, beer and wine manufacturers and importers, alleging primarily that the named companies improperly target underage consumers through deceptive and unfair marketing and advertising practices. To date, nine such class actions have been filed by the same national plaintiff's counsel seeking to recover, on behalf of parents or guardians of underage children, disgorgement of profits made by the named defendants from alleged underage sales, restitution of funds used by such underage consumers on alcohol purchases, and certain other remedies. The Company, which is participating in a joint defence effort with other industry members, believes the lawsuits to be entirely without merit and is vigorously defending them. To date, four of the lawsuits have been dismissed on the merits by courts in four separate jurisdictions (and one additional case was voluntarily dismissed by the plaintiff). Plaintiffs have appealed some of these rulings and it is anticipated that appeals from all the dismissals will follow. Such appeals are currently pending. Recently, plaintiffs have agreed to voluntarily dismiss, without prejudice, all non U.S. Bacardi companies (and certain other affiliates), including the Company, subject to certain conditions that may permit plaintiffs to reinstate the lawsuits against such companies in the future. As a result, for the time being, only the Company's U.S. distributor remains a defendant in these lawsuits. The ultimate outcome of or potential losses arising from these cases cannot be determined at this time given the pendency of the appeals filed (or to be filed) by plaintiffs as well as the fact that in certain of the cases, the courts have yet to rule on defendants' pending motions to dismiss.

On August 24, 2005, one of the Company's subsidiaries received an Administrative Order from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act. Since the issuance of this Order, the Company's subsidiary has met with the EPA, and the local Puerto Rican environmental board, and made several submissions, including two Plans of Action which intend to address EPA's concerns. On March 22, 2006, the EPA issued a second Order extending the interim discharge limits until September 30, 2006 and incorporating as requirements two demonstration studies proposed by the Company's subsidiary in one of its Plans of Action. The Company is cooperating with the EPA and the Puerto Rican authorities to resolve this matter. At this time, the Company cannot determine the ultimate outcome or potential loss, if any, arising from the EPA Order.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

BOARD OF DIRECTORS



Victor R. Arellano, Jr.


Facundo L. Bacardi*


Jaime Bergel


Francisco Carrera-Justiz


Adolfo L. Danguillecourt**


Paul M. de Hechavarría


Ignacio de la Rocha


Guillermo J. Fernandez-Quincoces


Andreas Gembler


Barry E. Kabalkin**


Jay H. McDowell


Guy Peyrelongue


Ruben Rodriguez


Eduardo M. Sardiña


Raymond P. Silcock

**Chairman of the Board* ***Deputy Chairman of the Board*

OFFICERS AND COMMITTEES

Sergio Danguillecourt Maduro†



This year we mourn the tragic loss of Bacardi Limited Director, Sergio Danguillecourt, 42, and his wife, Jacqueline Kriz Danguillecourt, 28. Mr. Danguillecourt, a member of the Board since 1992 and a member of the Audit committee since 1998, and his wife passed away on December 19th, 2005, in a commercial airline accident in Miami, Florida.

Sergio began his career at Bacardi in sales for Bacardi España S.A. in 1982 and eventually became marketing executive at Bacardi U.S.A., Inc. before leaving the Company in 1996 to concentrate on outside business interests. For the past ten years Mr. Danguillecourt served on the Board of Trustees for his alma mater, Manhattanville College, and established the college's first endowed chair in economics.

Sergio will be remembered for his hard work in helping to grow the Company from a single brand to a broad portfolio of premium spirits. On a personal level, Sergio will also be remembered for the love he had for his two sons and for being a good friend to so many.

The prayers of the Bacardí family, its Board of Directors and its employees are with his children and the Danguillecourt and Kriz families.

Officers

Facundo L. Bacardi
Chairman of the Board

Adolfo L. Danguillecourt
Deputy Chairman of the Board

Barry E. Kabalkin
Deputy Chairman of the Board

Andreas Gembler
President & Chief Executive Officer

Ralph Morera
Senior Vice President Finance & Chief Financial Officer

Eduardo B. Sanchez
Senior Vice President & General Counsel

Timothy C. Sullivan
Senior Vice President - Human Resources

Stella J. David
Senior Vice President & Chief Marketing Officer

Jon Grey
Vice President - Global Operations

Atul Vora
Vice President - Business Development

Gaston Tano
Controller

Pierre Minchin
Treasurer

Michael Maguire
Assistant Vice President

Barbara E. Johnson
Secretary

Gail A. Butterworth
Assistant Secretary & Director of Shareholder Relations

Audit Committee

The Audit Committee's primary functions are to advise and assist the Board of Directors with respect to the selection of the Independent Auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters and internal controls over financial matters. The Committee is also responsible for reviewing the Company's consolidated financial statements, the reports of the Independent Auditors and other financial information.

Jaime Bergel
Sergio Danguillecourt†
Guillermo J. Fernandez-Quincoces
Jay H. McDowell
Guy Peyrelongue
Raymond P. Silcock - *Chairman*

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board of Directors in identifying, recruiting and providing candidates who would become nominees for future election to the Board of Directors by the shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members. Additionally, the Committee is tasked with oversight of the Company's corporate governance.

Victor R. Arellano, Jr.
Facundo L. Bacardi
Francisco Carrera-Justiz
Adolfo L. Danguillecourt - *Chairman*
Ignacio de la Rocha

Compensation Committee

The Compensation Committee assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives and Directors.

Adolfo L. Danguillecourt
Paul M. de Hechavarría
Guillermo J. Fernandez-Quincoces - *Chairman*
Jay H. McDowell
Guy Peyrelongue



Original furnishings were restored and placed back in their original offices.

BERMUDA OFFICE



Bacardi Limited's headquarters by architect Ricardo Equilior based on designs by Ludwig Mies van der Rohe has been remodeled four times since inauguration in 1972.

In 1965, Company Chairman José "Pepín" Bosch led the transfer of the headquarters of Bacardi International Limited from the Bahamas to Bermuda. Seven years later, he inaugurated the magnificent Bacardi Building on Pitts Bay Road, amid great fanfare. This building, originally designed by German Architect Ludwig Mies van der Rohe, was the crowning jewel of Mr. Bosch's many achievements.

Then, in 2000, with demand for office space growing, a new floor was added underneath the original single-level structure, while internal changes altered the character of the the general office space. Five years later, to celebrate the 40th anniversary of the presence of Bacardi in Bermuda, the Company embarked on an ambitious plan to restore the building to echo its former glory.

Original furnishings in use around the building were grouped, restored and placed back in their original offices. New carpeting with patterns representing the four corners of the earth once again adorns the main floor. Modern lighting in the form of chandaliers adds to the contemporary space. The gold frame around the beloved Félix Ramos mural was replaced with a simple yet elegant wood trim, which enhances the presence of this treasured work of art.

As a hallmark of the Company's lineage of distinction, artwork from the entire Bacardi group has been brought to the building to communicate the Company's core value of quality. The most important works that made the move were the portraits of our founders that once hung in Puerto Rico. These were comissioned in the early 1940s by Mr. Bosch from Cuban artist Esteban Valderrama and now overlook the central space below the night sky of Santiago de Cuba.



Emilio Bacardí Moreau



Facundo M. Bacardí Moreau



Enrique Schueg Chassin







new interior to Bacardi
in Bermuda resonates
of the building's former
with chandeliers,
carpet and
borders among
work from the entire
group of companies.

Why a "Ball & Bar"?

Registered for the first time in 1929, the MARTINI Ball and Bar logo is one of the most famous and recognizable trademarks in the world, synonymous with "Gioia di Vivere". MARTINI is the result of the passion and vision of three men and their families who created a vermouth with an unmistakable taste and turned a local product into an international phenomenon.

At the beginning of the 1920's, with the beginning of advertising and sponsorship activities, Luigi Rossi's four sons, innovative and visionary like their father, decided to reinforce the identity of their company by creating a logo which would be easy to recognize around the world and be the guarantee of the quality and uniqueness of its products.


MARTINI
VERMOUTH
MARTINI & ROSSI
MARTINI, SOLA & C.
TORINO

The archives of the company do not reveal the exact origin of the shape of the logo, but numerous stories surrounding its creation have been told. For some people, it is an abstract representation, the ball signifying a glass of MARTINI Rosso, the original vermouth created by the company, and the bar being the bottle pouring into the glass. According to others, the ball symbolizes the world which represents the universality of the brand and the bar comes from an element of the label where the brand name MARTINI was printed in red book type capitals.

However, the company has never forgotten its Italian heritage and paid tribute to its birthplace by using for its logo blue and red, the colours of the standards and shields of the city of Turin (blue) and the House of Savoy (red) which was one of the first royal courts, by decree of King Vittorio Emanuele II, to allow MARTINI to display its coat of arms on its label in 1868.

The interpretations of the logo are diverse, but the fact is that the simplicity of the shapes and colours used has made it recognizable by everyone and ensured that it has remained relevant through the years. Sometimes imitated but never equalled, the MARTINI Ball and Bar logo is today, more than ever, the icon of the unique style, taste and life-embracing attitude that has defined the MARTINI brand since its creation.


MARTINI
VERMOUTH
EXÍJALO SIEMPRE BIEN HELADO




S. M. IL RE VITTORIO EMANUELE II.

Marks of

Why a "Bat"?



After the Santiago de Cuba earthquake of 1852, Don Facundo Bacardí Massó and his family sought refuge in his hometown of Sitges, Catalonia. It was there where his wife, Doña Amalia, discovered the tale of King James I of Aragon, also known as The Conqueror.

Legend has it that in 1238 the King set off to liberate Valencia from its Moorish occupiers. The evening before the battle, a bat was spotted hanging from the highest point in his tent. The next day, after winning the battle, he believed the bat had been a sign of watchfulness and family unity among the Kingdoms of Aragon, Catalonia and Valencia. To commemorate this good omen, King James I of Aragon affixed a bat to Valencia's coat of arms.

MARCA DE FABRICA

Don Facundo later returned to Santiago where he found his mercantile store looted. Forced to liquidate his shop, he then began "experimenting with the distillation of rum in his own home." Fruit bats were often spotted roosting in a nearby banana tree. Attracted by the sweet-smelling molasses used in rum production, they were known to regularly enter the kitchen and sample his concoctions. Doña Amalia knew from the local lore that Cuba's Taíno Indians believed bats to be the possessors of all cultural good.



In 1862, after more than a decade of experimentation with rum production, Don Facundo purchased a small tin-roofed distillery where Doña Amalia was the first to notice a colony of fruit bats hanging from the rafters. Remembering the story of King James I, the bats in her kitchen and the local Taíno lore she suggested the use of a bat as the factory's trademark. She believed bats represented good health, fortune and family unity. Soon after the adoption of the Bat Device, Don Facundo's rum became known as "el Ron del Murciélago."

Then, as fate would have it, in 1888, BACARDI was awarded a bat-crowned gold medal featuring Lo Rat Penat at the International Exposition in Barcelona. During this same exposition, Her Majesty The Regent María Cristina bestowed upon BACARDI the title "Purveyors to the Royal Spanish Household" and BACARDI became known as "El Rey de los Rones y el Ron de los Reyes."



The Bat Device is today the recipient of more than 70 awards from international expositions and spirits contests. Most recently, BACARDI 1873 Solera was awarded Platinum Best in Show among all dark spirits from the Swiss registered World Beverage Competition. From its first award in 1876 to its current awards this year, BACARDI rum is the world's most awarded premium rum brand in the world.


CHRISTOPHER COLVMBVS
EXPOSICION UNIVERSAL DE BARCELONA
1888
PREMIO AL MERITO
ISLA DE CUBA
REPUBLIQUE FRANCAISE
SOCIÉTÉ PHILOMATHIQUE DE BORDEAUX FONDÉE EN 1808
BACARDI
GRAND PRIZE
LOVISIANA PVRCHASE
EXPOSITION

Medals Awarded to BACARDI


BACARDI Y Cía
GOLD MEDAL HIGHEST AWARD
PAN-AMERICAN EXPOSITION
1901
Facundo Bacardi
IMPORTED
1862
BACARDI
GOLD
ORIGINAL PREMIUM CRAFTED RUM
CASA FUNDADA EN 1862
70cl e
BACARDI
SUPERIOR
ORIGINAL PREMIUM RUM
RON CARTA BLANCA
CASA FUNDADA EN CUBA
37.5% vol.
ESTD 1862
100cl e

Why a Goose?



The origins of the Goose Device - and the name GREY GOOSE - lie in the Cognac region of western France, the natural home of the world's best tasting vodka. For centuries the world's most respected experts in spirits distillation have practiced their craft in the region, which is renowned for its luxury foods, wines and spirits. It's these craftsmen whose expertise and vision led to the creation of a spirit so exceptional that it has redefined vodka.



Under the watchful eye of an expert, the GREY GOOSE maître de chai (cellar master), the spirit is closely monitored so as to ensure that every drop of its production exceeds expectations. Only the finest ingredients are used, such as the golden fine French wheat and the naturally filtered artesian spring water that when fermented and distilled create the superior nature of GREY GOOSE vodka.

Reflecting how the world's best tasting vodka and Cognac are intrinsically linked, GREY GOOSE is named after the geese that have made Cognac their home and are celebrated in the region. The Geese are a familiar sight in the centre of Cognac where a flock regularly drink from the fountain in front of the Hotel de Ville and each year, geese are put in the spotlight with the Foère aux Pirons (festival of the geese), a local tradition which commemorates the region's world-renowned epicurean heritage.



In its first year of production, GREY GOOSE was hailed as "The World's Best Tasting Vodka" by the Chicago Testing Institute and was also awarded a Platinum medal at the World Spirits Championship in San Francisco, California.

Why a "Deer"?







TEQUILA CAZADORES® REPOSADO

The Deer is a symbol of the Jalisco Highlands, known as Los Altos, where the most succulent agave grows. Rich in sugar content, only agave grown in Los Altos region is used for the production of CAZADORES. The result is finer and smoother-tasting tequila.

It all started when Don José María Bañuelos, a small agave farmer from the Jalisco town of Arandas, became dissatisfied with the spirits being made by local producers from his crop. José María experimented for several years with different ways of cooking, fermenting and distilling his agave to create tequila that captured the taste of the Mexican highlands.

Late at night, José Maria would gaze from his window onto his fields from his small adobe brick farmhouse. He would admire the majestic leaves of his blue agaves and marvel at the highland deer frolicking through his fields. He marvelled at their shadows as they ran timidly through his well-tended agave fields. He was so deeply impressed by their agility and pride that he allowed local farmers to hunt wild birds on his fields but never the proud deer.

When his grandson Don Felix Bañuelos started commercial production in 1922, he named his grandfather's tequila CAZADORES, Spanish for "hunters" after the maverick, pioneering spirit of his grandfather in pursuing his dream. And he chose the proud highland Deer as the independent symbol for the brand, because it not only symbolized his pride in his achievement but also represented the high quality found only in the agave from the Highland region.

Why a Drum Major?





Perhaps the earliest link to the DEWAR'S brand and the Highlander goes back to the 1890s, at a brewers' exhibition in England. Having been provided with a remote and isolated exhibition stand, tucked away from the crowds, Tommy Dewar decided to take action: with his usual flair for advertising, Tommy went out and hired a Piper in full highland dress, who proceeded to play loudly beside the DEWAR'S stall - which drew intrigued visitors from other parts of the exhibition, and outraged his competitors!

Ever keen to make DEWAR'S stand out in a crowd, in about 1910 Tommy ordered the construction of what would at that time be the largest mechanical sign in Europe. During the early 20th century, he also came to own a number of paintings of national significance, including one of the most famous Highlanders of all - The MacNab, painted in 1802 by Sir Henry Raeburn (1756-1823), which he purchased in 1917.

After the end of prohibition, DEWAR'S first advertising campaign in the United States contained illustrations of men in various Scottish Regimental outfits.



As a result of the long association with DEWAR'S Scotch whisky, in 1952 the Drum Major became the official company icon. The following year saw the launch of the first advertising campaign to feature the DEWAR'S Highlander as we know him today, with the full pipe band marching behind him. The Drum Major is traditionally the leader of the pipe band.



DEWAR'S
"White Label"
SCOTCH WHISKY
Celebrate with the finest drink in the world

The House of DEWAR'S has been the recipient of many awards from the spirits industry. Starting with its first award in 1886, DEWAR'S boasts more than 122 awards from international expositions and spirits contests the world over. In 2005, its ABERFELDY 12 Year Old Single Malt whisky was awarded Gold, Best in Class at the International Wine and Spirits Competition in San Francisco, California. After more than 164 years, DEWAR'S continues to lead as the most awarded Scotch whisky brand in the world.

Why the "Queen" & a "Sapphire"?

The original concept for the BOMBAY brand was Alan Subin's. He felt that Colonial imagery from the days of the British Empire in India would communicate magnificently his "Premium" London Dry Gin, imbuing it with instant heritage and traditional quality. Leveraging the rich imagery from the Raj days of the British Empire, Subin in conjunction with Burton Browne, owner of the Gaslight Club in New York, developed a unique three-sided label design for the first BOMBAY gin product and chose to feature Queen Victoria on its label.



The likeness of Her Imperial Majesty reflects gin's British heritage and its popularity in the Victorian era. During the days of the British Empire, Queen Victoria was proclaimed Empress of India by Prime Minister Benjamin Disraeli in 1877. In India, gin was served during the days of the British Empire with tonic, which contains quinine, to help combat malaria.

Once the concept was created, Subin travelled to England in search of a gin befitting royal branding. After an exhaustive hunt, he came across a unique gin made from a recipe dating back to 1761, containing unique botanicals, distilled using a vapour infusion process. This way the new BOMBAY gin acquired a subtle full flavour taste which made it such a rounded and distinctive dry gin. Subin quickly built his new brand and with its growth approached Carillon Importers to build distribution.

Sixteen years after Subin's death, Michel Roux from Carillon Importers conceived BOMBAY SAPPHIRE. Roux added a Sapphire to the Queen Victoria logo; since the Sapphire gem shares the same striking blue colour as the BOMBAY SAPPHIRE bottle he conceived and reflects the elusive, premium quality of the spirit inside. The name SAPPHIRE and the gem comes from the 60-carat "Star of Bombay" sapphire discovered in Sri Lanka and given to silent movie star Mary Pickford by her husband, Douglas Fairbanks Sr. She later bequeathed the jewel to the Smithsonian Institute.

BACARDI LIMITED PORTFOLIO

Rum and Flavored Rum

BACARDI Carta Blanca
BACARDI Gold / Oro
BACARDI Black / Select
BACARDI 151°

BACARDI LIMÓN
BACARDI O
BACARDI RAZZ / BERRY
BACARDI VANÍLA
BACARDI CÓCO
BACARDI BIG APPLE / APPLE
BACARDI GRAND MELÓN

BACARDI Reserva
BACARDI Añejo
BACARDI 1873
BACARDI 1873 Solera
BACARDI 8
BACARDI Reserva Limitada

CASTILLO Silver
CASTILLO Gold
CASTILLO Añejo
CASTILLO Spiced

PALMAS
ESTELAR

Italian Vermouth

MARTINI Bianco
MARTINI Rosso
MARTINI Dry
MARTINI Rosé
MARTINI D'Oro

French Vermouth

NOILLY PRAT Blanc
NOILLY PRAT Rouge
NOILLY PRAT Ambre

Vodka

GREY GOOSE
GREY GOOSE L'Orange
GREY GOOSE La Vanille
GREY GOOSE Le Citron

ERISTOFF
ERISTOFF Red
ERISTOFF Black

RUSSIAN PRINCE
NATASHA

Blended Scotch Whisky

DEWAR'S WHITE LABEL
DEWAR'S 12 Year Old
DEWAR'S Signature
DEWAR'S 18 Year Old

WILLIAM LAWSON'S Finest Blended
WILLIAM LAWSON'S SCOTTISH GOLD

Single Malt Scotch Whisky

ABERFELDY 12 Year Old
ABERFELDY 21 Year Old

GLEN DEVERON 10 Year Old

ROYAL BRACKLA
CRAIGALLACHIE
AULTMORE

Gin

BOMBAY
BOMBAY SAPPHIRE

BOSFORD

Tequila

CAZADORES Reposado
CAZADORES Blanco
CAZADORES Añejo

CORZO Reposado
CORZO Blanco
CORZO Añejo

CUATRO VIENTOS
CAMINO REAL

Cognac

OTARD XO
OTARD VSOP
OTARD Napoléon
OTARD XO Gold
OTARD 55
OTARD 1795 Extra

GASTON DE LA GRANGE

Brandy

VIEJO VERGEL

Liqueur

BÉNÉDICTINE
B&B

GET 27/31
CHINA MARTINI
NASSAU ROYALE

Sparkling Wine

MARTINI Asti
MARTINI Riesling
MARTINI Prosecco
MARTINI Brut

GRANDI AUGURI
MAGICI ISTANTI

Bacardi Limited's Brand Portfolio consists of over 200 brands and labels. Just a small selection is represented here.



BACARDI LIMITED

P.O. BOX HM 720, Hamilton HM CX, Bermuda. Telephone: 441-295-4345 Fax: 441-292-056[illegible]
www.bacardi.com www.martini.com www.dewars.com www.bombaysapphire.com
www.greygoosevodka.com www.cazadores.com

